Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OFFICE PROPERTIES INCOME TRUST

AND

DIVERSIFIED HEALTHCARE TRUST

DATED AS OF APRIL 11, 2023

TABLE OF CONTENTS

Page

Article 1

DEFINITIONS

Section 1.1	Definitions	2
Section 1.2	Interpretation and Rules of Construction	19

Article 2

THE MERGER

Section 2.1	The Merger; Effects of the Merger	20
Section 2.2	Closing	20
Section 2.3	Effective Time	20
Section 2.4	Governing Documents	21
Section 2.5	Trustees and Officers of the Surviving Entity	21
Section 2.6	Tax Consequences	21

Article 3

TREATMENT OF SECURITIES

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Article 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1	Conduct of Business by the Company Pending the Closing	66
Section 6.2	Conduct of Business by Parent Pending the Closing	71
Section 6.3	Other Actions	76

Article 7

ADDITIONAL COVENANTS

Article 8

CONDITIONS

Section 8.1	Conditions to Each Party’s Obligation to Effect the Merger	101
Section 8.2	Conditions to Obligations of Parent	102
Section 8.3	Conditions to Obligations of the Company	103

Article 9

TERMINATION AND FEES

Section 9.1	Termination	104
Section 9.2	Notice of Termination; Effect of Termination	106
Section 9.3	Termination Fee	106
Section 9.4	Fees and Expenses	110

Article 10

GENERAL PROVISIONS

EXHIBITS

Exhibits

Exhibit A — Form of Waiver

Exhibit B — Form of Company Tax Representation Letter

Exhibit C — Form of Parent Tax Representation Letter

Exhibit D — Form of Company REIT Tax Opinion

Exhibit E — Form of Parent REIT Tax Opinion

Exhibit F — Amendment of Declaration of Trust

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 11, 2023 (this “Agreement”), is by and among OFFICE PROPERTIES INCOME TRUST, a Maryland real estate investment trust (“Parent”) and DIVERSIFIED HEALTHCARE TRUST, a Maryland real estate investment trust (the “Company”). Each of Parent and the Company is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

RECITALS

WHEREAS, the Parties hereto wish to effect a business combination through a merger of the Company with and into Parent, with Parent being the surviving entity in the merger (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Maryland REIT Law (the “MD REIT Law”), and pursuant to which each Company Common Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration;

WHEREAS, based upon the unanimous recommendation of the Company Special Committee, the Company Board has (a) determined and declared that this Agreement, the Merger and the other transactions contemplated hereby are fair and reasonable and advisable to, and in the best interests of, the Company, (b) duly and validly authorized the execution and delivery of this Agreement by the Company, (c) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Shareholder Meeting, and (d) resolved to recommend that the holders of the Company Common Shares vote in favor of approval of the Merger and the other transactions contemplated hereby (the “Company Board Recommendation”) and to include the Company Board Recommendation in the Joint Proxy Statement;

WHEREAS, based upon the unanimous recommendation of the Parent Special Committee, the Parent Board has (a) determined and declared that this Agreement, the Merger and the other transactions contemplated hereby are fair and reasonable and advisable to, and in the best interests of, Parent, (b) duly and validly authorized the execution and delivery of this Agreement by Parent, (c) directed that the Merger, the issuance of Parent Common Shares contemplated by this Agreement, and the other transactions contemplated hereby be submitted for consideration at the Parent Shareholder Meeting, and (d) resolved to recommend that the holders of the Parent Common Shares vote in favor of approval of the Merger, the issuance of Parent Common Shares in the Merger, and the other transactions contemplated hereby (the “Parent Board Recommendation”) and to include the Parent Board Recommendation in the Joint Proxy Statement;

WHEREAS, for United States federal income Tax purposes, (a) it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement is intended to be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

DEFINITIONS

Section 1.1             Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company or Parent with a third party that contains terms that are no less favorable to the Party entering into it than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Party entering into it with any of the provisions of Section 7.3 and shall not contain a standstill or similar provision restricting the making of a Competing Proposal.

“Action” means any claim, demand, action, suit, litigation, proceeding, arbitration, mediation, inquiry, investigation or other legal proceeding (whether sounding in contract, tort or otherwise, and whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that, for the purposes of this Agreement, Parent and the Parent Subsidiaries, on the one hand, and the Company and the Company Subsidiaries, on the other hand, shall not be deemed to be Affiliates of one another.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of ERISA Section 3(37)) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, equity or equity-based compensation, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA and whether or not in writing.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in Boston, Massachusetts or New York, New York are authorized or required to be closed.

“Capital Markets Financing” means an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letter” means the Commitment Letter, dated as of the date hereof, by and among the Financing Entities party thereto and Parent, as amended or otherwise modified in accordance with the terms hereof.

“Committed Financing” means the financing contemplated by the Commitment Letter.

“Company Board” means the board of trustees of the Company.

“Company Bylaws” means the bylaws of the Company, as amended and in effect as of the date of this Agreement.

“Company Charter” means the declaration of trust of the Company, as amended and supplemented and in effect as of the date of this Agreement.

“Company Commitment Letter Properties” means the properties beneficially owned by the Company or any Company Subsidiary listed on Schedule A of the Commitment Letter.

“Company Common Shares” means the common shares of beneficial interest, $.01 par value per share, of the Company.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of August 1, 2017, by and among the Company, Wells Fargo Bank, National Association, as administrative agent, and each of the other financial institutions party thereto, as amended by the First Amendment thereto, dated as of June 30, 2020, the Second Amendment thereto, dated as of January 29, 2021, the Third Amendment thereto, dated as of September 3, 2021, the Fourth Amendment thereto, dated as of February 22, 2022, and the Fifth Amendment thereto, dated as of February 14, 2023.

“Company Equity Award” means an award of Company Common Shares outstanding under the Company Equity Compensation Plan that remains subject to vesting requirements.

“Company Equity Compensation Plan” means the Company’s Amended and Restated 2012 Equity Compensation Plan.

“Company Financing Information” means (i) if the Financing is the Committed Financing, the financial information for the Company, the Company Subsidiaries and their properties required by paragraphs 14 and 20 of Exhibit B to the Commitment Letter, (ii) if the Financing is a bank financing, including any financing secured by real properties, reasonable and customary financial information relating to the Company, the Company Subsidiaries and their properties or (iii) if the Financing is a Capital Markets Financing, all financial statements (including audited statements), financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be (A) required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible debt securities of the Parent under the Securities Act or (B) otherwise necessary to receive from the Company’s independent auditors (and any other auditor to the extent that financial statements audited or reviewed by such auditors are or would be included in such offering memorandum) customary “comfort” with respect to financial information regarding the Company included in a Rule 144A offering memorandum for an offering of debt securities by Parent. Notwithstanding anything to the contrary in clauses (i), (ii) or (iii), nothing in this Agreement will require the Company to provide any (1) description of all or any portion of the Financing, including any “description of notes,” (2) risk factors relating to all or any component of the Financing (excluding information that is historical financial information of the Company and its Subsidiaries), (3) any information required by Rule 3-10 or Rule 3-16 of Regulation S-X, (4) any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, (5) any information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A or (6) any Parent Pro Forma Information.

“Company Governing Documents” means the Company Charter and the Company Bylaws.

“Company Granite Note” means that certain Multifamily Note, dated as of May 8, 2008, made by Fannie Mae to SNH Granite Gate Inc or otherwise modified from time to time.

“Company JV” means Seaport Innovation LLC and The LSMD Fund REIT LLC.

“Company Landlord Leases” means each lease or sublease and each guarantee thereof in effect as of the date hereof and to which the Company or any Company Subsidiary are parties as lessors or sublessors with respect to any Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, (i) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) will, or would reasonably be expected to, prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date, or prevent or materially impair the ability of the Company to perform its obligations hereunder; provided, however, that for purposes of clause (i), “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence, and any such event, circumstance, change, effect, development, condition or occurrence shall not be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur, to the extent arising out of or resulting from (A) any failure of the Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such failure may constitute or otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any events, circumstances, changes or effects that affect generally the industries in which the Company and its Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any adoption, implementation, promulgation, repeal, modification, amendment, interpretation, reinterpretation, change or proposal of any applicable Law of or by any Governmental Authority after the date hereof, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, including cyberterrorism, (F) the negotiation, execution or public announcement of this Agreement, or the consummation or anticipation of the Merger or any of the other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, creditors, investors (including shareholders), venture partners or employees (provided that the exception in this clause (F) does not apply for purposes of any representations in Article 4 that address any required filings or consents or the public announcement or pendency of this Agreement), (G) the occurrence or worsening of any earthquake, hurricane, flood, ice event, fire, tornado, tsunami or other natural disaster, severe weather-related event or other similar force majeure events, (H) the taking of any action expressly required by this Agreement, (I) any change in the credit rating or other rating of financial strength of the Company or any of the Company Subsidiaries or any of their respective securities in and of itself (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such change may constitute or otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (J) a decline in the market price or change in the trading volume of the shares of Company Common Shares on the Nasdaq or any other capital stock or debt securities of the Company (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such decline or change may constitute or otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (K) the occurrence or worsening of any pandemic, epidemic, public health emergency or disease outbreak (including COVID-19) or (L) changes in GAAP (or the interpretation or enforcement thereof); provided, however, that any event, circumstance, change, effect, development, condition or occurrence set forth in clauses (B), (C), (D), (E), (G), (K) and (L) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such event, circumstance, change, effect, development, condition or occurrence disproportionately affects the Company and the Company Subsidiaries, taken as a whole, relative to other Persons in the industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Company Notes” means, collectively, the notes issued pursuant to the Company Notes Indentures.

“Company Notes Indentures” means, collectively, (i) that certain Indenture, dated December 20, 2001, between the Company and U.S. Bank Trust Company, National Association, as supplemented by that certain Supplemental Indenture No. 7, dated as of July 20, 2012, between the Company and U.S. Bank Trust Company, National Association, related to 5.625% Senior Notes due 2042 and that certain Supplemental Indenture No. 9, dated as of April 28, 2014, between the Company and U.S. Bank Trust Company, National Association, related to 4.75% Senior Notes due 2024 and (ii) that certain Indenture, dated February 18, 2016, between the Company and U.S. Bank Trust Company, National Association, as supplemented by that certain First Supplemental Indenture, dated as of February 18, 2016, between the Company and U.S. Bank Trust Company, National Association, related to 6.25% Senior Notes due 2046, that certain Second Supplemental Indenture, dated as of February 12, 2018, between the Company and U.S. Bank Trust Company, National Association, related to 4.75% Senior Notes due 2028, that certain Third Supplemental Indenture, dated as of June 2, 2020, between the Company and U.S. Bank Trust Company, National Association, related to 9.750% Senior Notes due 2025, that certain Supplemental Indenture, dated as of March 5, 2021, between the Company and U.S. Bank Trust Company, National Association, related to 9.750% Senior Notes due 2025, that certain Supplemental Indenture, dated as of September 9, 2022, between the Company and U.S. Bank Trust Company, National Association, related to 9.750% Senior Notes due 2025, that certain Supplemental Indenture, dated as of November 22, 2022, between the Company and U.S. Bank Trust Company, National Association, related to 9.750% Senior Notes due 2025, that certain Fourth Supplemental Indenture, dated as of February 8, 2021, between the Company and U.S. Bank Trust Company, National Association, related to 4.375% Senior Notes due 2031, that certain Supplemental Indenture, dated as of March 5, 2021, between the Company and U.S. Bank Trust Company, National Association, related to 4.375% Senior Notes due 2031, that certain Supplemental Indenture, dated as of September 9, 2022, between the Company and U.S. Bank Trust Company, National Association, related to 4.375% Senior Notes due 2031, and that certain Supplemental Indenture, dated as of November 22, 2022, between the Company and U.S. Bank Trust Company, National Association, related to 4.375% Senior Notes due 2031.

“Company Permitted Liens” means: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (ii) Lien that is a cashier’s, landlord’s, carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien that is disclosed on the Company’s most recent consolidated balance sheet (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (v) Lien arising under any Company Material Contracts, Company Landlord Leases or Company Tenant Leases; (vi) Lien that is disclosed on the Company Title Insurance Policies or surveys; (vii) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business not yet due, or the validity of which is being contested in good faith; (viii) immaterial easements, rights of way or other similar matters or restrictions or exclusions whether or not shown by a current title report or other similar report; (ix) Lien, limitation, title defect, covenant, restriction, reservation of interests in title or other similar matter of record affecting title to the Company Property, none of which, individually or in the aggregate, interfere materially with the current use or operation of the Company Property affected thereby or materially adversely affect the value or marketability of the applicable Company Property; or (x) Liens that will be discharged prior to or in conjunction with the Closing.

“Company Property” means any real property owned or leased (including ground leased) as lessee or sublessee, by the Company or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company REIT Counsel” means Sullivan & Worcester LLP.

“Company Shareholder Approval” means the approval of the Merger by the shareholders of the Company by the affirmative vote of at least a majority of all the votes entitled to be cast at the Company Shareholder Meeting on the Merger.

“Company Shareholder Meeting” means the meeting of the holders of the Company Common Shares for the purpose of seeking the Company Shareholder Approval, including any postponement or adjournment thereof.

“Company Special Committee” means the special committee of the Company Board, comprised of certain independent trustees of the Company, established for the purposes of investigating, evaluating, developing, exploring and negotiating a possible transaction involving the Company and Parent and all matters related thereto (or any other alternative transaction(s)). The Company Special Committee constitutes an authorized committee of the Company Board for purposes of this Agreement.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity that is consolidated with the Company for purposes of the consolidated financial statements of the Company under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Company Subsidiary Governing Documents” means the constituent organizational or governing documents of each Company Subsidiary.

“Company Subsidiary Partnership” means a Company Subsidiary that is or was a partnership for United States federal income Tax purposes.

“Company Tax Protection Agreement” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to direct or indirect holders of limited partnership interests in a Company Subsidiary Partnership relating to income Taxes may arise, whether or not as a result of the consummation of the Merger or the other transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests in a Company Subsidiary Partnership, the Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt, continue to maintain a particular debt or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets, (F) use (or refrain from using) a particular method for allocating one or more liabilities under Section 752 of the Code and/or (G) dispose of assets in a particular manner; or (iii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests in a Company Subsidiary Partnership, any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or is so guarantying or indemnifying, or has so assumed, such debt.

“Compliant” means, with respect to the Company Financing Information, if and to the extent Parent is pursuing at the time a Capital Markets Financing, that for a period of 20 days from the commencement of such offering: (i) such Company Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Company Financing Information not misleading; (ii) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Company Financing Information shall have been withdrawn, amended or qualified; (iii) such Company Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities); (iv) the financial statements and other financial information included in such Company Financing Information would not be stale under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act; (v)(A) the financial statements and other financial information included in the Company Financing Information are sufficient to permit any financing sources to receive customary comfort letters from the Company’s independent auditors with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date as requested by Parent and (B) the Company’s independent auditors that have reviewed or audited such financial statements and financial information have confirmed they are prepared to issue (subject to completion of customary procedures) customary comfort letters to the Financing providers, including customary negative assurance comfort, upon any notes pricing date requested by Parent, and upon the related closing, in each case, within such 20-day period; and (v) the Company shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Company Financing Information, and no such restatement shall be under active consideration or a possibility.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 4, 2023, between Parent and the Company, as it may be amended.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Eligible Shares” means all Company Common Shares issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares.

“Environmental Law” means any applicable Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters concern exposure to petroleum products or toxic or hazardous chemicals, substances, materials or wastes), including Laws relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of petroleum products or toxic or hazardous chemicals, substances, materials or wastes.

“Environmental Permit” means any permit, approval, registration, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” means the Committed Financing or, any financing incurred in lieu thereof or in addition thereto in accordance with Section 7.15 (including any financing permitted by Section 7.15(f)).

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Parent or any of its Subsidiaries Financing (the “Financing Entities”), and their respective Representatives and other Affiliates; provided, that Parent shall not be a Financing Party.

“Form S-4” means a registration statement on Form S-4, together with any amendments or supplements thereto, to be filed by Parent with the SEC relating to the transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any domestic (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means any substance, material, or waste that is defined, characterized, or regulated as hazardous, toxic, dangerous or words of similar import under any Environmental Law; petroleum and petroleum products, including crude oil and any fractions thereof; polychlorinated biphenyls; per- and polyfluoroalkyl compounds; asbestos; toxic mold; and radon.

“Health and Safety Measures” means any actions required by Law or official guidance of a Governmental Authority, or otherwise reasonably taken or omitted to be taken by a Person to protect the health and safety of employees or other individuals having business dealings with such Person, including staff, residents, occupants and visitors of such Person’s facilities, in each case in connection with, or in response to, the occurrence or worsening of any pandemic, epidemic, public health emergency or disease outbreak (including COVID-19) or any natural or manmade disaster, severe weather-related event or other force majeure event.

“Indebtedness” means, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release of “holdback” or similar payment) (other than accounts payable incurred in the ordinary course of business), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (vii) all obligations evidenced by any note, bond, debenture or other similar instrument, whether secured or unsecured, and (viii) any direct or indirect guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all United States, foreign and multinational intellectual property rights and similar proprietary rights, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, Internet domain names, social media handles, design rights and other similar source identifiers, (iii) rights in published and unpublished works of authorship, rights in copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) rights in software, (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

“Intervening Event” means, with respect to a Party, any material change, event, effect, occurrence, consequence or development that (i) is not known and not reasonably foreseeable by the board of trustees of such Party (or an authorized committee thereof) as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by such board or committee as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by such board or committee prior to receipt of the Parent Shareholder Approval or the Company Shareholder Approval, as applicable, and (ii) does not relate to (A) a Competing Proposal with respect to such Party, (B) changes in the price of the common shares of such Party (it being understood, however, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing thereto may constitute or otherwise be taken into account for purposes of determining whether an Intervening Event has occurred), or (C) the fact that, in and of itself, such Party exceeds any internal or published projections or forecasts or estimates or outlook of revenues or earnings (it being understood, however, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing thereto may constitute or otherwise be taken into account for purposes of determining whether an Intervening Event has occurred).

“IRS” means the United States Internal Revenue Service or any successor agency.

“Joint Proxy Statement” means a joint proxy statement/prospectus in preliminary and definitive form relating to the Company Shareholder Meeting and the Parent Shareholder Meeting, together with any amendments or supplements thereto.

“Knowledge of Parent” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1 of the Parent Disclosure Letter.

“Knowledge of the Company” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), statutes, codes, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, lien, pledge, charge, security interest, right of first refusal or first offer, right of way, easement, title defect or encumbrance of any kind in respect of such asset; provided, however, that any restrictions on the transfer and ownership of Company Common Shares or Parent Common Shares included in the Company Charter or the Parent Charter, respectively, shall not constitute a Lien hereunder. For the avoidance of doubt, the term “Lien” shall not include licenses of or other similar rights with respect to Intellectual Property.

“Maryland SDAT” means the State Department of Assessments and Taxation of Maryland.

“MGCL” mean the Maryland General Corporation Law, as amended.

“Order” means a judgment, order, injunction, award, decree, writ or other legally enforceable requirement of any Governmental Authority.

“Outside Date” means September 30, 2023.

“Parent Board” means the board of trustees of Parent.

“Parent Bylaws” means the bylaws of Parent, as amended and in effect as of the date of this Agreement.

“Parent Charter” means the declaration of trust of Parent, as amended and supplemented and in effect as of the date of this Agreement.

“Parent Commitment Letter Properties” means the properties beneficially owned by Parent or any Parent Subsidiary listed on Schedule A of the Commitment Letter.

“Parent Common Shares” means the common shares of beneficial interest, $.01 par value per share, of Parent.

“Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 13, 2018, by and among the Parent, Wells Fargo Bank, National Association, as administrative agent, and each of the other financial institutions from time to time party thereto, as amended on or prior to the date hereof.

“Parent Credit Agreement Condition” means the requirement that Parent shall have obtained one or more amendments, modifications or other changes to the Parent Credit Agreement, or any refinancing, replacement or renewal of the Parent Credit Agreement, that (i) effectuates the extension of the maturity date of revolving commitments under the Parent Credit Agreement to a date, in an amount and otherwise on terms that would not be reasonably likely to be materially adverse to the business, operations or financial condition of the Surviving Entity (after giving effect to the Merger), as reasonably determined by each of the Parent Special Committee and the Company Special Committee prior to entry into definitive documentation providing therefor, (ii) expressly permits, and otherwise is on terms that would not delay or prevent the consummation of, the Merger and the other transactions contemplated hereby, including the consummation of the Financing, at the Effective Time and (iii) effectuates an amended Parent Credit Agreement that would not be reasonably likely to experience a default (or an event which with notice or lapse of time or both would become a default), or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both), as a result of or in connection with the consummation of the Merger and the other transactions contemplated hereby, including the consummation of the Financing, at the Effective Time.

“Parent Equity Compensation Plan” means Parent’s Amended and Restated 2009 Incentive Share Award Plan, as amended.

“Parent Governing Documents” means the Parent Charter and the Parent Bylaws.

“Parent JV” means Prosperity Metro Plaza and 1750 H Street, NW.

“Parent Landlord Leases” means each lease or sublease and each guarantee thereof in effect as of the date hereof and to which Parent or any Parent Subsidiary are parties as lessors or sublessors with respect to any Parent Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Parent Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, (i) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) will, or would reasonably be expected to, prevent or materially impair the ability of Parent to consummate the Merger before the Outside Date, or prevent or materially impair the ability of Parent to perform its obligations hereunder; provided, however, that for purposes of clause (i), “Parent Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence, and any such event, circumstance, change, effect, development, condition or occurrence shall not be taken into account when determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur, to the extent arising out of or resulting from (A) any failure of Parent to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such failure may constitute or otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (B) any events, circumstances, changes or effects that affect generally the industries in which Parent and its Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any adoption, implementation, promulgation, repeal, modification, amendment, interpretation, reinterpretation, change or proposal of any applicable Law of or by any Governmental Authority after the date hereof, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, including cyberterrorism, (F) the negotiation, execution or public announcement of this Agreement, or the consummation or anticipation of the Merger or any of the other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, creditors, investors (including shareholders), venture partners or employees (provided that the exception in this clause (F) does not apply for purposes of any representations in Article 5 that address any required filings or consents or the public announcement or pendency of this Agreement), (G) the occurrence or worsening of any earthquake, hurricane, flood, ice event, fire, tornado, tsunami or other natural disaster, severe weather-related event or other similar force majeure events, (H) the taking of any action expressly required by this Agreement, (I) any change in the credit rating or other rating of financial strength of Parent or any of the Parent Subsidiaries or any of their respective securities in and of itself (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such change may constitute or otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (J) a decline in the market price or change in the trading volume of the shares of Parent Common Shares on the Nasdaq or any other capital stock or debt securities of Parent (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise or contributing to such decline or change may constitute or otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (K) the occurrence or worsening of any pandemic, epidemic, public health emergency or disease outbreak (including COVID-19) or (L) changes in GAAP (or the interpretation or enforcement thereof); provided, however, that any event, circumstance, change, effect, development, condition or occurrence set forth in clauses (B), (C), (D), (E), (G), (K) and (L) may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such event, circumstance, change, effect, development, condition or occurrence disproportionately affects Parent and the Parent Subsidiaries, taken as a whole, relative to other Persons in the industries in which Parent and the Parent Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Parent Permitted Liens” means: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (ii) Lien that is a cashier’s, landlord’s, carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien that is disclosed on Parent’s most recent consolidated balance sheet (including the notes thereto) included in the Parent SEC Documents filed prior to the date of this Agreement; (v) Lien arising under any Parent Material Contracts, Parent Landlord Leases or Parent Tenant Leases; (vi) Lien that is disclosed on the Parent Title Insurance Policies or surveys; (vii) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business not yet due, or the validity of which is being contested in good faith; (viii) immaterial easements, rights of way or other similar matters or restrictions or exclusions whether or not shown by a current title report or other similar report; (ix) Lien, limitation, title defect, covenant, restriction, reservation of interests in title or other similar matter of record affecting title to the Parent Property, none of which, individually or in the aggregate, interfere materially with the current use or operation of the Parent Property affected thereby or materially adversely affect the value or marketability of the applicable Parent Property or (x) Liens that will be discharged prior to or in conjunction with the Closing.

“Parent Property” means any real property owned or leased (including ground leased) as lessee or sublessee, by Parent or any Parent Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent REIT Counsel” means Sullivan & Worcester LLP.

“Parent Shareholder Approval” means (i) the approval of the issuance of Parent Common Shares in the Merger as contemplated by this Agreement by the shareholders of Parent by the affirmative vote of at least a majority of all the votes cast by the holders of outstanding Parent Common Shares entitled to vote at the Parent Shareholder Meeting on such issuance and (ii) the approval of the Merger by the shareholders of Parent by the affirmative vote of at least a majority of all the votes entitled to be cast at the Parent Shareholder Meeting on the Merger.

“Parent Shareholder Meeting” means the meeting of the holders of Parent Common Shares for the purpose of seeking the Parent Shareholder Approval, including any postponement or adjournment thereof.

“Parent Special Committee” means the special committee of the Parent Board, comprised of certain disinterested and independent trustees of Parent, established for the purposes of investigating, evaluating, developing, exploring and negotiating a possible transaction involving Parent and the Company and all matters related thereto (or any other alternative transaction(s)). The Parent Special Committee constitutes an authorized committee of the Parent Board for purposes of this Agreement.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity that is consolidated with Parent for purposes of the consolidated financial statements of Parent under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Parent Subsidiary Governing Documents” means the constituent organizational or governing documents of each Parent Subsidiary.

“Parent Subsidiary Partnership” means a Parent Subsidiary that is or was a partnership for United States federal income Tax purposes.

“Parent Tax Protection Agreement” means any written agreement to which Parent or any Parent Subsidiary is a party pursuant to which: (i) any liability to direct or indirect holders of limited partnership interests in a Parent Subsidiary Partnership relating to income Taxes may arise, whether or not as a result of the consummation of the Merger or the other transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests in a Parent Subsidiary Partnership, Parent or any Parent Subsidiary has agreed to (A) maintain a minimum level of debt, continue to maintain a particular debt or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets, (F) use (or refrain from using) a particular method for allocating one or more liabilities under Section 752 of the Code and/or (G) dispose of assets in a particular manner; or (iii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests in a Parent Subsidiary Partnership, any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt.

“Payoff Documentation” means, with respect to the Company Credit Agreement and the Company Granite Note, (i) customary payoff letters in form and substance reasonably satisfactory to Parent, providing for (A) the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments in connection with the Company Credit Agreement and the Company Granite Note (except for customary surviving obligations) and (B) the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date, and (ii) customary lien and guarantee release documents (including any required mortgage release documentation) reasonably satisfactory to Parent with respect to liens and guarantees under the Company Credit Agreement and the Company Granite Note; provided that Payoff Documentation shall only be required to be provided with respect to the Company Granite Note if it has not been repaid prior to the Closing.

“Person” means an individual, corporation, real estate investment trust, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representative” means, with respect to a Person, one or more of such Person’s trustees, directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives when acting in such capacity and not when acting in any other capacity.

“RMR” means The RMR Group LLC, a Maryland limited liability company, the business and property manager of each of the Company and Parent.

“SEC” means the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Special Committee” means the Company Special Committee or the Parent Special Committee, as applicable.

“Specified Consent and Tender Documentation” means (1) a customary solicitation agent agreement in connection with any consent solicitation in respect of the Company Notes set forth in Section 7.17, (2) a customary dealer manager agreement in connection with any tender offer or exchange offer in respect of the Company Notes set forth in Section 7.17, (3) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 7.17, (4) customary ancillary agreements and closing deliverables (other than legal opinions) for any consent solicitation, tender offer, exchange offer, optional redemption, satisfaction and discharge or defeasance in respect of the Company Notes set forth in Section 7.17 and (5) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the Company Notes set forth in Section 7.17.

“Subsidiary” means, with respect to a Person, any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity that is consolidated with such Person for purposes of the consolidated financial statements of such Person under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Takeover Statutes” means any restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL and any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar state takeover Laws.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including any income (net or gross), franchise, windfall or other profits, gross receipts, premiums, property (real or personal, tangible or intangible), sales, use, value added, net worth, margins, assets, capital stock, business organization, commercial activity, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, leasing, lease, user, ad valorem, stamp, transfer, value-added, gains tax, license, recording, registration and documentation fees, severance, occupation, environmental, customs duties, disability, registration, alternative or add-on minimum, estimated tax, or other tax, or other like assessment, levy or charge of any kind whatsoever.

“Tax Return” means any report, document, return, certificate, claim for refund, election, estimated tax filing, declaration, or other information return or filing required to be filed with any taxing authority with respect to, or otherwise relating to, Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Tenant Improvement(s)” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the Company Properties or the Parent Properties, as applicable.

“Termination Fee” means a Company Termination Fee or a Parent Termination Fee, as applicable.

(b)            The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition

Acquisition Agreement	Section 7.3(a)
Adverse Recommendation Change	Section 7.3(d)
Agreement	Preamble
Articles of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Base Amount	Section 9.3(e)
Company Board Recommendation	Recitals
Company Book-Entry Shares	Section 3.1(a)
Company Certificates	Section 3.1(a)
Company Disclosure Letter	Article 4
Company Insurance Policies	Section 4.17
Company JV Properties	Section 4.15(b)
Company Material Contract	Section 4.16(b)
Company Notes Consent Solicitation	Section 7.17(a)
Company Notes Consent Solicitation Documents	Section 7.17(a)
Company Notes Offer	Section 7.17(b)
Company Notes Offer Documents	Section 7.17(b)
Company Notes Supplemental Indenture	Section 7.17(a)

Company Permits	Section 4.5(b)
Company SEC Documents	Section 4.6(a)
Company Tax Representation Letter	Section 6.1(c)
Company Tenant Leases	Section 4.15(e)
Company Terminating Breach	Section 9.1(c)(i)
Company Termination Fee	Section 9.3(e)
Company Third Party	Section 4.15(h)
Company Title Insurance Policies	Section 4.15(j)
Company Title Insurance Policy	Section 4.15(j)
Competing Proposal	Section 7.3(f)
Covered Persons	Section 7.5(a)
Definitive Agreements	Section 7.15(a)(ii)
Effective Time	Section 2.3
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Exchange Ratio	Section 3.1(a)
Excluded Shares	Section 3.1(b)
Fee Letter	Section 5.22(a)
Financing Authorization Letters	Section 7.160(vii)
Financing Conditions	Section 5.22(a)
Financing Entities	definition of Financing Parties
Financing Termination Notices	Section 7.160(vi)(4)
Indemnification Agreements	Section 7.5(a)
Interim Period	Section 6.1(a)
MD REIT Law	Recitals
Merger	Recitals
Merger Consideration	Section 3.1(a)
Merger Financing Amount	Section 5.22(a)
Nasdaq	Section 3.2(e)
Parent	Preamble
Parent Base Amount	Section 9.3(e)
Parent Board Recommendation	Recitals
Parent Disclosure Letter	Article 5
Parent Insurance Policies	Section 5.17
Parent JV Properties	Section 5.15(b)
Parent Material Contract	Section 5.16(b)
Parent Permits	Section 5.5(b)
Parent Pro Forma Information	Section 7.160(iii)
Parent SEC Documents	Section 5.6(a)
Parent Tax Representation Letter	Section 6.2(c)
Parent Tenant Leases	Section 5.15(e)
Parent Terminating Breach	Section 9.1(d)(i)
Parent Termination Fee	Section 9.3(e)
Parent Third Party	Section 5.15(h)
Parent Title Insurance Policies	Section 5.15(j)
Parent Title Insurance Policy	Section 5.15(j)

Parties	Preamble
Party	Preamble
Paying Party	Section 9.3(d)
Premium Cap	Section 7.5(d)
Prohibited Financing Modifications	Section 7.15(b)
Proposal Recipient	Section 7.3(b)
QRS	Section 4.1(b)
Qualifying Income	Section 9.3(e)
Receiving Party	Section 9.3(c)
Referenced Entity	definition of ERISA Affiliate
REIT Requirements	Section 9.3(e)
RMR Company Agreements	Section 7.18(a)
SOX Act	Section 4.6(a)
Special Company Distribution	Section 6.1(b)
Special Parent Distribution	Section 6.2(b)
Superior Proposal	Section 7.3(g)
Surviving Entity	Section 2.1
Tax Guidance	Section 9.3(e)
Transfer Taxes	Section 7.13(b)
TRS	Section 4.1(b)
Waiver Form	Section 3.4

Section 1.2             Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)           when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(b)           the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)           whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)            references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f)            all capitalized terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)           the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms;

(h)           references to a Person are also to its successors and permitted assigns;

(i)            the use of “or” is not intended to be exclusive;

(j)            the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and

(k)           all uses of currency or the symbol “$” in this Agreement refer to United States dollars.

Article 2

THE MERGER

Section 2.1             The Merger; Effects of the Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MD REIT Law, at the Effective Time the Company shall be merged with and into Parent, whereupon the separate existence of the Company will cease, with Parent surviving the Merger (Parent, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”). The Merger shall have the effects provided in this Agreement and as specified in the MD REIT Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Parent, and all of the claims, obligations, liabilities, debts and duties of the Company and Parent shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.2             Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of deliverables on a date that is the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived in accordance with Section 10.14 by the Party entitled to the benefit of such condition (subject to applicable Law), or on such other date and such other time as may be mutually agreed upon by the Parties in writing (the actual date of Closing being referred to herein, the “Closing Date”).

Section 2.3             Effective Time. On the Closing Date, the Parties shall cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the Maryland SDAT in accordance with the MD REIT Law and make any other filings, recordings or publications required to be made by any Party under the MD REIT Law in connection with the Merger. The Merger shall become effective at such date and time as the Articles of Merger are accepted for filing by the Maryland SDAT or on such later date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for filing by the Maryland SDAT) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (such date and time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 2.4             Governing Documents. At the Effective Time, the declaration of trust and the bylaws of Parent, as in effect immediately prior to the Effective Time, as amended pursuant to Articles of Amendment substantially in the form set forth in Exhibit F (such amendment, the “Trust Amendment”), shall be the declaration of trust and the bylaws of the Surviving Entity, until thereafter amended, subject to Section 7.5, in accordance with applicable Law and the applicable provisions of the declaration of trust and the bylaws of the Surviving Entity.

Section 2.5             Trustees and Officers of the Surviving Entity. The trustees and officers of Parent immediately prior to the Effective Time shall be the trustees and officers of the Surviving Entity immediately after the Effective Time, each to serve until such time as his or her resignation or removal or such time as his or her successor shall be duly elected and qualified, in each case in accordance with the declaration of trust and the bylaws of the Surviving Entity.

Section 2.6             Tax Consequences. It is intended that, for United States federal income Tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g).

Article 3

TREATMENT OF SECURITIES

Section 3.1             Treatment of Securities.

(a)            Treatment of Company Common Shares. Subject to Section 3.2(e), Section 3.3 and Section 3.5, at the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of beneficial interest of Parent or the Company, each Eligible Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.147 Parent Common Shares (subject to adjustment as set forth in Section 3.5 and Section 7.11(c), and as so adjusted, the “Exchange Ratio”) for each Company Common Share (the “Merger Consideration”), shall no longer be outstanding, shall be automatically cancelled and shall cease to exist, and each evidence of shares in book-entry form previously evidencing any Eligible Shares issued and outstanding immediately prior to the Effective Time (the “Company Book-Entry Shares”) and each certificate previously representing any Eligible Shares issued and outstanding immediately prior to the Effective Time (the “Company Certificates”), if any, shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.2(e) cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 3.1(a) and any dividends or other distributions payable pursuant to Section 3.2(c) or Section 7.11.

(b)            Cancellation of Excluded Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time that is held directly by Parent or the Company (such Company Common Shares, collectively, the “Excluded Shares”) shall no longer be outstanding, shall automatically be cancelled without payment of any consideration therefor and shall cease to exist.

(c)            Parent Common Shares of Beneficial Interest. At the Effective Time, all of the common shares of beneficial interest of Parent issued and outstanding immediately prior to the Effective Time shall, as a result of the Merger and without any action on the part of the Parties or any holder thereof, remain unchanged and continue to remain issued and outstanding as common shares of beneficial interest of the Surviving Entity.

Section 3.2             Exchange of Certificates.

(a)            Exchange Agent. Immediately prior to the Effective Time on the Closing Date, Parent shall deposit or shall cause to be deposited with a nationally recognized financial institution or trust company selected by Parent and reasonably acceptable to the Company to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, for exchange in accordance with this Article 3, (i) an aggregate number of duly authorized, validly issued and fully paid and non-assessable Parent Common Shares to be issued in uncertificated or book-entry form comprising the number of Parent Common Shares required to be issued pursuant to Section 3.1(a), and (ii) an aggregate amount of cash comprising a good faith estimate of the amount required to be delivered pursuant to Section 3.2(e). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.2(c) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such Parent Common Shares, cash in lieu of any fractional shares payable pursuant to Section 3.2(e) and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.2(a) are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose provided for in this Agreement and shall be held in trust for the benefit of the holders of Eligible Shares, subject to Section 3.2(f). In the event that the Exchange Fund shall be insufficient to make the payments contemplated by this Section 3.2, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount sufficient to make such payments. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Entity and shall be paid to Parent or the Surviving Entity as Parent directs. No investment of the cash portion of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article 3, and, following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the each holder of record of Eligible Shares at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(b)            Exchange Procedures.

(i)            Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are evidenced by a Company Certificate notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to Company Certificates shall pass, only upon delivery of Company Certificates (or affidavits of loss in lieu of Company Certificates, as provided in Section 3.6) to the Exchange Agent, and (B) instructions for surrendering Company Certificates (or affidavits of loss in lieu of Company Certificates, as provided in Section 3.6) to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional Parent Common Shares, if any, to be issued or paid in consideration therefor, and any dividends or other distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. Payment of the Merger Consideration, cash in lieu of fractional Parent Common Shares, if any, to be issued or paid in consideration therefor and any dividends or other distributions, in each case to which such holders are entitled pursuant to the terms of this Agreement with respect to Company Book-Entry Shares, shall be made promptly following the Effective Time without any action on the part of the Person in whose name such Company Book-Entry Shares are registered.

(ii)           No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Company Certificate or ledger entry relating to Company Book-Entry Shares formerly representing Company Common Shares that have been so surrendered shall be cancelled by the Exchange Agent.

(iii)          In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the number of whole Parent Common Shares that such holder is entitled to receive pursuant to Section 3.1(a), together with an amount (if any) of cash in immediately available funds (or, if no wire transfer instructions are provided, a check) (in each case, after deducting any required Tax withholdings as provided in Section 3.3) in lieu of fractional shares to be paid upon due surrender of the Company Certificate pursuant to Section 3.2(e) and any dividends or other distributions in respect thereof in accordance with Section 3.2(c), may be issued or paid to such a transferee if the Company Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer and other similar Taxes have been paid or are not payable, in each case, in form and substance reasonably satisfactory to the Exchange Agent and the Surviving Entity. Until surrendered as contemplated by this Section 3.2(b), each Company Certificate and Company Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article 3, any amount payable in cash in lieu of fractional shares in accordance with Section 3.2(e), and any dividends or other distributions payable pursuant to Section 3.2(c), in each case without interest.

(c)            Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is authorized by the Parent Board and declared by Parent in respect of Parent Common Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Common Shares issuable pursuant to this Agreement. With respect to Eligible Shares represented by a Company Certificate, no dividends or other distributions in respect of Parent Common Shares shall be paid to any holder of any such Eligible Share until the Company Certificate (or affidavit of loss in lieu of the Company Certificate as provided in Section 3.6) is surrendered for exchange in accordance with this Article 3. Subject to applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole Parent Common Shares issued in exchange for Eligible Shares in accordance with this Article 3, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Common Shares and not yet paid to such holder and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Common Shares with a record date after the Effective Time and prior to such surrender but with a payment date subsequent to surrender.

(d)           Transfers. From and after the Effective Time, there shall be no transfers on the share transfer books of the Company of the Company Common Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Company Certificates or Company Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Shares, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Company Certificates or Company Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)            No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional Parent Common Shares shall be issued upon the conversion of Eligible Shares pursuant to this Agreement. Any holder of Eligible Shares otherwise entitled to receive a fractional Parent Common Share but for this Section 3.2(e) shall be entitled to receive, upon surrender of the applicable Eligible Shares, a cash payment, without interest, in lieu of any fractional share, in an amount rounded to the nearest whole cent equal to the product obtained by multiplying (i) the fractional share interest (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after taking into account all Company Common Shares held at the Effective Time by such holder) would otherwise be entitled by (ii) the average of the closing price on The Nasdaq Stock Market LLC (“Nasdaq”), as reported in The Wall Street Journal, for a Parent Common Share for the five (5) consecutive full trading days ending on the last trading day immediately preceding the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional Parent Common Shares described in this Section 3.2(e) to any dividends, voting rights or any other rights in respect of any fractional Parent Common Share. The payment of cash in lieu of fractional Parent Common Shares is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to holders of Eligible Shares on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of the Company Common Shares who have not theretofore complied with this Article 3 shall thereafter look only to Parent for delivery of any Parent Common Shares and any payment of cash and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 3.1(a), Section 3.2(c) or Section 3.2(e), in each case, without any interest thereon and subject to applicable abandoned property, escheat or similar Laws.

(g)            No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount properly delivered to a Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Authority, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3             Withholding Rights. Notwithstanding anything to the contrary in this Agreement, each Person making any payment or vesting any property pursuant to this Agreement, or otherwise with respect to the Merger, including the Surviving Entity and the Exchange Agent, shall be entitled to deduct and withhold from any amounts or property otherwise paid, distributed, or vested (or portions thereof) as it is required to deduct and withhold with respect to the making of such payment or distribution, or vesting of such property, under the Code or any other applicable Law. In the case of any noncash payment or distribution or the vesting of any property, the applicable deducting or withholding party may collect the amount required to be deducted or withheld by reducing to cash for remittance to the appropriate Governmental Authority a sufficient portion of the property that the recipient would otherwise receive or own (or already owns), if the cash portion of any such payment or distribution is not sufficient to cover the deducting or withholding liability, all on behalf of the recipient Person, and the recipient Person will bear any brokerage or other costs of this deducting or withholding procedure. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been distributed, paid, or otherwise delivered to the Person in respect of which such deduction and withholding was made. To the extent shares are reduced to cash to satisfy any deducting or withholding obligation, only a whole number of shares will be reduced to cash, and the Person in respect of which the deduction and withholding was made shall receive as of the Effective Time the excess cash over the deducting or withholding obligation as a cash payment, without interest.

Section 3.4             Treatment of Company Share Awards. To the extent not previously obtained, the Company shall obtain (as soon as practicable following the date hereof) from each of the Company’s executive officers and the other individuals set forth in Section 3.4 of the Company Disclosure Letter, and shall use reasonable efforts to obtain from each other holder of Company Equity Awards that would by their terms become vested upon the consummation of the Merger, a waiver of such individual’s right to accelerated vesting of any Company Equity Awards held by such individual in connection with the Merger, in the form attached hereto as Exhibit A (the “Waiver Form”). At the Effective Time, each then outstanding Company Equity Award that does not vest upon the consummation of the Merger shall be converted into an award under the Parent Equity Compensation Plan with respect to a number of Parent Common Shares (rounded down to the nearest whole number of shares) equal to the product of (a) the Exchange Ratio multiplied by (b) the number of Company Common Shares subject to such Company Equity Award at the Effective Time. Such award shall continue to be subject to the same vesting and other terms and conditions as were in effect immediately prior to the Effective Time, except as specifically set forth in the Waiver Form or as otherwise amended. No fractional Parent Common Shares shall be issued upon the conversion of Company Equity Awards pursuant to this Section 3.4. Any holder of Company Equity Awards otherwise entitled to receive a fractional Parent Common Share but for this Section 3.4 shall be entitled to receive a cash payment in accordance with the provisions of Section 3.2(e), without duplication. Any cash payment pursuant to this Section 3.4 shall be subject to appropriate withholding for Taxes in accordance with Section 3.3, without duplication. As promptly as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company Board (or an authorized committee thereof) shall adopt such resolutions and take such other actions as the Company Board (or such committee) determines may be required to effect the provisions of this Section 3.4.

Any Company Equity Award that vests upon the consummation of the Merger shall, at the Effective Time, receive the same treatment as Eligible Shares pursuant to this Agreement. Any vesting of such Company Equity Awards upon the consummation of the Merger shall be subject to appropriate withholding for Taxes in accordance with Section 3.3, without duplication, and holders thereof shall have the right to have Parent Common Shares withheld to satisfy any Tax liability associated with such vesting.

Section 3.5             Adjustments to Prevent Dilution. If, at any time during the period between the date of this Agreement and the Effective Time, (a) there is a change in the number of issued and outstanding Company Common Shares or the number of issued and outstanding Parent Common Shares, or securities convertible or exchangeable into Company Common Shares or Parent Common Shares, in each case, as a result of a reclassification, stock split (including reverse stock split), stock dividend or stock distribution, recapitalization, merger, combination, exchange of shares, subdivision or other similar transaction, or (b) there shall have been declared on the Parent Common Shares a share dividend, share distribution or share split (including reverse share split) with a record date prior to the Effective Time, the Exchange Ratio shall be equitably adjusted to provide the holders of Eligible Shares and Company Equity Awards and Parent with the same economic effect as contemplated by this Agreement prior to such event; provided that this Section 3.5 shall not be construed to permit any action otherwise prohibited by this Agreement.

Section 3.6             Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if requested by Parent in its reasonable discretion, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(f) or Section 3.2(g), Parent or the Surviving Entity) shall deliver, in exchange for such lost, stolen or destroyed Company Certificate, the Parent Common Shares into which the Company Common Shares represented by such Company Certificate were converted pursuant to Section 3.1(a), any cash in lieu of fractional shares and any dividends and other distributions deliverable in respect thereof pursuant to this Agreement.

Section 3.7             Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to any holders of Company Common Shares or Parent Common Shares with respect to the Merger or any of the other transactions contemplated hereby.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter prepared by the Company, with numbering corresponding to the numbering of this Article 4, delivered by the Company to Parent prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to be disclosure with respect to any other section or subsection of this Article 4 or Section 6.1 to which the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 4); provided that the disclosure in such Company SEC Documents shall not be deemed to qualify any representation or warranty contained in Section 4.2, the Company hereby represents and warrants to Parent that:

Section 4.1      Organization and Qualification; Subsidiaries.

(a)            The Company is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Company has all requisite trust power and authority to own, lease and, to the extent applicable, operate the Company Properties or other assets owned by the Company and to conduct its business as it is being conducted as of the date of this Agreement. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, leased or, to the extent applicable, operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The copies of the Company Governing Documents most recently filed with the Company SEC Documents are accurate and complete copies of such documents as in effect as of the date of this Agreement. The Company is in compliance in all material respects with the terms of the Company Governing Documents.

(b)            Section 4.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Company Subsidiaries and Company JVs, together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary or Company JV, (ii) the type of and percentage of interest held, directly or indirectly, by the Company or a Company Subsidiary in each Company Subsidiary or Company JV, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary or Company JV, and (iv) the classification for United States federal income Tax purposes of each Company Subsidiary or Company JV as a REIT, a qualified REIT subsidiary within the meaning of Section 856(i) of the Code or an entity that is disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3 (in either case, a “QRS”), a taxable REIT subsidiary within the meaning of Section 856(l) of the Code (a “TRS”), or a partnership. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Subsidiary or Company JV is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its organization or incorporation, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate the Company Properties and its other assets and to conduct its business as it is being conducted as of the date of this Agreement. Each Company Subsidiary or Company JV is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Subsidiary or Company JV is in compliance with the terms of its respective Company Subsidiary Governing Documents or the constituent organizational or governing documents of such Company JV, as applicable.

(c)            Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries or the Company JVs and investments in short-term investment securities).

Section 4.2             Capitalization.

(a)            As of the date of this Agreement, (i) the authorized shares of beneficial interest of the Company consist of 300,000,000 Company Common Shares and (ii) (A) 239,682,467 Company Common Shares are issued and outstanding (including 1,073,000 Company Common Shares underlying Company Equity Awards), and (B) 2,673,228 Company Common Shares are reserved for future issuance pursuant to the Company Equity Compensation Plan.

(b)            (i) All of the issued and outstanding Company Common Shares are duly authorized, validly issued, fully paid and non-assessable and no class or series of shares of beneficial interest of the Company is entitled to preemptive rights; (ii) all Company Common Shares reserved for future issuance as noted in Section 4.2(a)(ii)(B), shall be, when issued in accordance with the terms and conditions of the Company Equity Compensation Plan and instruments, if any, pursuant to which they are issuable, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; and (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Company Common Shares may vote.

(c)            All of the outstanding shares of beneficial interest or capital stock of each Company Subsidiary or Company JV that is a real estate investment trust or corporation, respectively, are duly authorized, validly issued, fully paid and non-assessable. All equity interests in each Company Subsidiary or Company JV that is a limited liability company or partnership are duly authorized and validly issued. The Company owns, directly or indirectly, all of the issued and outstanding shares of beneficial interest or capital stock or other equity interests of each Company Subsidiary, free and clear of all Liens other than restrictions applicable under securities Laws and statutory or other Liens for Taxes which are not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(d)            Other than the Company Equity Awards, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any Company Subsidiary or any Company JV is a party or by which any of them is bound obligating the Company or any Company Subsidiary or any Company JV to (i) issue, deliver, transfer, sell or create, or cause to be issued, delivered, transferred, sold or created, additional shares of beneficial interest or capital stock or other equity interests, or phantom shares or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of the Company or any Company Subsidiary or any Company JV, or securities convertible into or exchangeable for such shares of beneficial interest or capital stock or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or capital stock or other equity interests of the Company or any Company Subsidiary or any Company JV.

(e)            Neither the Company nor any Company Subsidiary is a party to or bound by, any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of beneficial interest or capital stock or other equity interests of the Company or any Company Subsidiary.

(f)            Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of its securities under the Securities Act.

Section 4.3             Authority.

(a)            The Company has the requisite real estate investment trust power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. Subject to receipt of the Company Shareholder Approval and the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Maryland SDAT, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by all necessary real estate investment trust action on the part of the Company, and no other real estate investment trust proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor to the Knowledge of the Company any of its “affiliates” (as defined in Section 3-601 of the MGCL) is, or at any time during the last five (5) years has been, an “interested stockholder” (as defined in Section 3-601 of the MGCL) of Parent.

(b)            The Company Board, at a duly called and held meeting, has unanimously (i) determined and declared that this Agreement, the Merger and the other transactions contemplated hereby are fair and reasonable and advisable to, and in the best interest of, the Company, (ii) duly and validly authorized the execution and delivery of this Agreement by the Company, (iii) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Shareholder Meeting, and (iv) resolved to recommend that the holders of the Company Common Shares vote in favor of approval of the Merger and the other transactions contemplated hereby and to include such recommendation in the Joint Proxy Statement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 4.4             No Conflict; Required Filings and Consents.

(a)            The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) assuming receipt of the Company Shareholder Approval, conflict with or violate any provision of any Company Governing Documents, (ii) assuming receipt of the Company Shareholder Approval, conflict with or violate any provision of any Company Subsidiary Governing Documents, (iii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained, all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company, any Company Subsidiary or any Company JV is bound, or (iv) require any notice, consent or approval under, result in any breach of any obligation or any loss of any benefit or increase in any cost or obligations of the Company, any Company Subsidiary or any Company JV under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, any Company Subsidiary or any Company JV pursuant to any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, any Company Subsidiary or any Company JV is a party except, as to clauses (ii), (iii) and (iv) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and, with respect to Parent, the Form S-4, and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of Nasdaq, (iv) the filing of the Trust Amendment and the Articles of Merger with, and the acceptance of the Trust Amendment and the Articles of Merger for record by, the Maryland SDAT, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.5             Compliance with Laws; Permits.

(a)            Since January 1, 2021: (i) the Company and each Company Subsidiary and each Company JV has complied and is in compliance with all (A) Laws applicable to the Company and the Company Subsidiaries and the Company JVs or by which any property or asset of the Company or any Company Subsidiary or any Company JV is bound, and (B) the Company Permits, and (ii) no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or Company JV, alleging any non-compliance with any such Laws, except in the case of each of clauses (i) and (ii), for such instances of non-compliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.5(a), (i) the provisions of Section 4.5(a)(i)(A) and Section 4.5(a)(ii) shall not apply to Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.14 and (ii) the provisions of Section 4.5(a)(i)(B) shall not apply to Company Permits addressed in Section 4.14 and Section 4.15.

(b)            Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14 and Section 4.15, which are addressed solely in those Sections, the Company and each Company Subsidiary and each Company JV is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy necessary for the Company and each Company Subsidiary or Company JV to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (“Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any such Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any Company JV has received any written claim or notice that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.6             Company SEC Documents and Financial Statements.

(a)            The Company has filed with or furnished to (as applicable) the SEC all forms, documents, statements, schedules, reports, registration statements, prospectuses and other documents required to be filed or furnished (as applicable) by it since and including January 1, 2021 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, the “SOX Act”) (such documents, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act. As of their respective filing dates, the Company SEC Documents did not (or with respect to the Company SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished (as applicable) by the Company prior to the date of this Agreement) and complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the SOX Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, (i) there are no outstanding or unresolved comments from the SEC with respect to any Company SEC Document, (ii) to the Knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review and (iii) to the Knowledge of the Company, there are no internal investigations, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened with respect to the Company.

(b)            At all applicable times, the Company has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of Nasdaq.

(c)            The consolidated financial statements of the Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents filed prior to the date of this Agreement, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Exchange Act) and fairly presented, in all material respects (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of the Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of the Company and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d)            Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any other Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act) where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or any such Company Subsidiary’s audited financial statements or other Company SEC Documents.

(e)            Neither the Company nor any Company Subsidiary has outstanding (nor has arranged or modified since the enactment of the SOX Act) any “extensions of credit” (within the meaning of Section 402 of the SOX Act) to trustees, directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiary. The Company is in compliance with all applicable provisions of the SOX Act, except for any non-compliance that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(f)            The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of Company management and the Company Board (or an authorized committee thereof), and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and each Company Subsidiary’s assets that could have a material effect on the Company’s consolidated financial statements. The Company has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiency and material weakness in the design or operation of the Company’s internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves Company management. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Company management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Company management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 4.7             Absence of Certain Changes. From December 31, 2022 (a) through the date of this Agreement, the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any events, circumstances, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, have had a Company Material Adverse Effect that is continuing.

Section 4.8             No Undisclosed Liabilities. There are no liabilities of the Company or any Company Subsidiary of any nature (whether accrued, absolute, contingent or otherwise), other than: (a) liabilities reflected or reserved against as required by GAAP on the Company’s consolidated balance sheet (including the notes thereto) included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, (b) liabilities incurred in connection with or as a result of this Agreement, the Merger or the other transactions contemplated hereby, (c) liabilities for future performance under any contracts to which the Company or any Company Subsidiary is a party or bound, or (d) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022, except for any such liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.9             Litigation. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, as of the date of this Agreement (a) there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, any Company JV or any director, trustee or officer thereof or any Company Properties or other assets owned thereby, and (b) neither the Company nor any Company Subsidiary, nor any Company JV, nor any of the Company Properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.10           Taxes. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(a)            The Company and each Company Subsidiary have duly and timely filed (or have had duly and timely filed on their behalf) with the appropriate Governmental Authority all Tax Returns required to be filed by them, taking into account any applicable extensions of time within which to file such Tax Returns, and all such Tax Returns are true, correct and complete. The Company and each Company Subsidiary have duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or have made adequate provisions for in accordance with GAAP, all amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b)            The Company: (i) for each of its taxable years commencing with its taxable year ended December 31, 1999, and through and including its taxable year ending December 31 immediately prior to the Effective Time, has elected and has been subject to United States federal taxation as a REIT and has satisfied all requirements to qualify as a REIT; (ii) has been organized and has operated since the end of its most recent taxable year until the date hereof in a manner consistent with the requirements for qualification for taxation as a REIT for United States federal income Tax purposes; (iii) has not taken or omitted to take any action that could reasonably be expected to result in loss of its qualification for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its qualification for taxation as a REIT for United States federal income Tax purposes; and (iv) intends to continue to operate in such a manner as to qualify for taxation as a REIT under the Code for its taxable year that will end on the date of the Merger. No challenge to the Company’s qualification for taxation as a REIT is pending or, to the Knowledge of the Company, has been threatened.

(c)            There are no current audits, disputes, investigations, examinations or other proceedings pending with regard to any Taxes or Tax Returns of the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have not received a written notice or announcement of any such audits, disputes, investigations, examinations or other proceedings.

(d)            Each Company Subsidiary and each other entity in which the Company holds, directly or indirectly an interest (other than solely through one or more TRSs) that is a partnership, joint venture or limited liability company and that has not elected to be a TRS has been since the later of its acquisition or formation treated for United States federal income Tax purposes as a partnership or QRS, as the case may be, and not as a corporation or an association or publicly traded partnership taxable as a corporation. Each Company Subsidiary and each other entity in which the Company holds, directly or indirectly an interest (other than solely through one or more TRSs) that is a corporation has been since the later of its acquisition or formation treated for United States federal income Tax purposes as a QRS, a TRS or a REIT.

(e)            Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code), nor has any of them disposed of any such asset during its current taxable year.

(f)            Each of the Company and each Company Subsidiary has complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely collected and withheld and, in each case, has paid over to the appropriate Governmental Authorities all amounts required to be so collected or withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)           There are no Company Tax Protection Agreements in force at the date of this Agreement, and no Person has raised in writing, or to the Knowledge of the Company threatened to raise, a claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement or a claim that the Merger or the other transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement.

(h)           There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary except Company Permitted Liens.

(i)             There are no Tax allocation, indemnity, or sharing agreements or similar arrangements with respect to the Company or any Company Subsidiary, other than (i) agreements or arrangements solely by or among two or more of the Company or any of the Company Subsidiaries, or (ii) customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business (which agreements do not primarily relate to Taxes). After the Closing Date, neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements described in the immediately preceding sentence or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)             Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)            Neither the Company nor any Company Subsidiary has been (i) a “distributing corporation” or a “controlled corporation” or (ii) a member of a “separate affiliated group” of a “distributing corporation” or a “controlled corporation” (all within the meaning of Section 355 of the Code and taking into account Treasury Regulations Section 1.337(d)-7(f)(2)), in each case in a distribution of shares qualifying or intended to qualify for tax-free treatment under Sections 355 or 356 of the Code (x) since December 7, 2015, or (y) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(l)            As of December 31 of each taxable year of the Company from and since the Company’s taxable year ended December 31, 1999, and as of the date hereof, neither the Company nor any Company Subsidiary (other than any Company Subsidiary that is a TRS) has or has had any current or accumulated earnings and profits attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(m)           Since the Company’s formation, the Company has not incurred any liability for Taxes under Sections 856(c)(7), 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code or the Treasury Regulations thereunder which has not been previously paid. No event has occurred, and no condition or circumstance exists, which presents a risk that any amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary. The Company has not engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income” within the meaning of Section 857(b)(7) of the Code.

(n)            No deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, as required. Neither the Company nor any Company Subsidiary (i) has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (ii) currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled; (iii) has in the past three (3) years received a written claim by any Governmental Authority in any jurisdiction where it does not file Tax Returns or pay any Taxes that it is or may be required to file Tax Returns or subject to Tax by that jurisdiction, or (iv) has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(o)            Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes that is still in effect.

(p)            Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or other affiliated, consolidated, combined or similar group for Tax purposes (other than a group the common parent of which was the Company or a Company Subsidiary) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor.

(q)            To the Knowledge of the Company, there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(r)            With respect to the Company’s taxable year ending at the Effective Time, taking into account, without limitation, all distributions to be made by the Company prior to the day of the Merger, (i) the Company will have distributed amounts to its respective shareholders equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code, and (ii) the Company will not be subject to Tax under Sections 857(b) or 4981 of the Code.

Section 4.11           Labor and Other Employment Matters; Employee Benefit Plans.

(a)            Neither the Company nor any Company Subsidiary has any common law employees.

(b)            Except for the Company Equity Compensation Plan, neither the Company, nor any Company Subsidiary nor any ERISA Affiliate of the Company (i) maintains, or is required to maintain, any Benefit Plans, (ii) has ever been required to maintain or sponsor any Benefit Plans, or (iii) can reasonably be expected to have any liability with respect to any Benefit Plan with respect to periods prior to the Closing, except as, individually or in the aggregate, does not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.12           Information Supplied.

(a)            None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the holders of the Company Common Shares and the holders of the Parent Common Shares, at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with this Agreement, the Merger and the other transactions contemplated hereby, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable.

(b)            Notwithstanding anything to the contrary in this Section 4.12, the Company makes no representation or warranty with respect to statements made or incorporated, or omissions, in the Form S-4 or the Joint Proxy Statement to the extent that such statements or omissions are based upon information supplied to the Company by or on behalf of Parent.

Section 4.13           Intellectual Property; Security Breaches.

(a)            As of the date of this Agreement, neither the Company nor any Company Subsidiary: (i) owns any registered trademarks, service marks, Internet domain names, patents or copyrights, (ii) has any pending applications or registrations for any trademarks, service marks, patents or copyrights, or (iii) is a party to any licenses, contracts or agreements pursuant to which the Company or any Company Subsidiary obtains the right to use any material trademarks, service marks, Internet domain names, patents or copyrights (other than any license of or other right to use commercially available software or data in the ordinary course of business), in each case with respect to the Intellectual Property described in clauses (i)-(iii), that is material to the operation of the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, the conduct of its business as currently conducted by the Company and the Company Subsidiaries does not infringe or otherwise violate any Intellectual Property rights of any third Person, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no claims are pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary as of the date hereof, contesting the validity, enforceability, ownership or use of any Intellectual Property owned by the Company or any Company Subsidiary or alleging that the conduct of its business as currently conducted by the Company or any Company Subsidiary infringes or otherwise violates any Intellectual Property rights of any third Person. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided that the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement or other violation of Intellectual Property rights of third Persons. Notwithstanding any other provision of this Agreement, this Section 4.13(a) contains the exclusive representations and warranties of the Company and the Company Subsidiaries with respect to Intellectual Property matters.

(b)            Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, since January 1, 2021, (i) the Company and its Subsidiaries have taken commercially reasonable actions (including implementing reasonable technical, physical or administrative safeguards) to protect personal or other sensitive information in their possession or under their control against unauthorized use, access or disclosure, and (ii) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any breach of the security of its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 4.14           Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(a)            The Company and the Company Subsidiaries and the Company JVs are and at all times during the past five (5) years have been in compliance with all Environmental Laws.

(b)            The Company and the Company Subsidiaries and the Company JVs have all Environmental Permits necessary to own or lease their respective Company Properties and conduct their current operations and are in compliance with such Environmental Permits.

(c)            No Company, Company Subsidiary or any Company JV has received any written notice, demand, letter or claim alleging that the Company or any Company Subsidiary or Company JV is in violation of, or liable under, any Environmental Law or that any Order has been issued against the Company or any Company Subsidiary or Company JV, in each case, which remains unresolved or for which the Company or any Company Subsidiary or Company JV remains obligated. There is no Action pending, or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or Company JV under any Environmental Law.

(d)            To the Knowledge of the Company, none of the Company, any Company Subsidiary or any Company JV, nor any third Person, has caused any release of a Hazardous Substance, or has permitted the existence at any Company Property of a Hazardous Substance, that is in violation of any Environmental Law, or would reasonably be expected to require investigation or remediation by the Company or any Company Subsidiary or Company JV under any Environmental Law, or would reasonably be expected to result in liability to the Company or any Company Subsidiary or any Company JV.

(e)            Notwithstanding any other provision of this Agreement, this Section 4.14 contains the exclusive representations and warranties of the Company, the Company Subsidiaries and the Company JVs with respect to environmental matters, Environmental Laws and Hazardous Substances.

Section 4.15           Properties.

(a)            Section 4.15(a) of the Company Disclosure Letter sets forth a list of the address of each Company Property and whether such Company Property is owned, leased or subleased. As of the date of this Agreement, neither the Company nor any Company Subsidiary is under contract to purchase, lease or sublease any real property. Neither the Company nor any Company Subsidiary owns any mortgage notes receivables or commercial mortgage-backed or similar securities.

(b)            Either the Company or a Company Subsidiary owns good and marketable fee simple or leasehold (as applicable) title to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens. Each Company JV owns good and marketable fee simple or leasehold (as applicable) title to each real property owned or leased (including ground leased) as lessee or sublessee, by such Company JV as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property) (“Company JV Properties”), except for Company Permitted Liens.

(c)            (i) Except for the certificates, permits and licenses that are the subject of Section 4.14, which are addressed solely in such section, each certificate, permit and license from any Governmental Authority having jurisdiction over any of the Company Properties or the Company JV Properties and any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or the Company JV Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties or Company JV Properties is in full force and effect as of the date of this Agreement (and there is no pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, and (ii) there exists no uncured violation of any Laws affecting any of the Company Properties that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)            No condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property or any Company JV Property, and neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties or Company JV Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property or Company JV Property, except with respect to each of clauses (i) and (ii) as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(e)            The information set forth in the rent rolls for each of the Company Properties, as of February 28, 2023, is true and correct in all material respects. There are no ground leases or other leases for the Company Properties to which the Company or any Company Subsidiary is the lessee or sublessee (collectively, “Company Tenant Leases”).

(f)             Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has given written notice of breach or violation of, or default under, any Company Landlord Lease, nor, to the Knowledge of the Company, is any counterparty in breach or violation of, or default under, any Company Tenant Lease or Company Landlord Lease, in each case, which violation or breach remains outstanding and uncured, (ii) no tenant under a Company Landlord Lease is in monetary default under such Company Landlord Lease, which default remains outstanding and uncured, (iii) each Company Tenant Lease and Company Landlord Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law), and (iv) neither the Company nor any Company Subsidiary is responsible for any outstanding Tenant Improvements, Tenant Improvement allowances or leasing commissions required in connection with any Company Tenant Lease or Company Landlord Lease.

(g)            Except as set forth in the Company Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any of the Company Properties, and neither the Company nor any Company Subsidiary has received any written notice of any proposed increase in the assessed valuation of any Company Property, except in each case for any such Taxes or assessment that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(h)            Except for the Company Permitted Liens, as set forth in the Company Landlord Leases, or as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by the Company or any Company Subsidiary, which, in each case, is in favor of any party other than the Company or any Company Subsidiary (a “Company Third Party”).

(i)             Except pursuant to a Company Landlord Lease or any Company Tenant Lease, neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which the Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(j)             For each Company Property, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, the fee simple title interest (together with appurtenant easements) held by the Company or the applicable Company Subsidiary with respect to the Company Properties that are not subject to the Company Tenant Leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the Company or the applicable Company Subsidiary holds with respect to each Company Property that is subject to a Company Tenant Lease (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(k)            To the Knowledge of the Company, no Company Property is (i) under development as of the date hereof (other than normal repair and maintenance), or (ii) subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business or as required pursuant to the Company Landlord Leases or Company Tenant Leases.

(l)            To the Knowledge of the Company, neither the Company nor any Company Subsidiary nor any counterparty is in breach or violation of, or default under, any leasing brokerage or third party management services agreement or arrangement to the Company or any Company Subsidiary, which breach or violation, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(m)           The Company and the Company Subsidiaries and the Company JVs have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all tangible personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. None of the Company’s or any Company Subsidiary’s or any Company JV’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for the Company Permitted Liens and Liens that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(n)            (i) There are no structural defects, or violations of Law, relating to any Company Property or Company JV Property that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect, and (ii) no physical damage has occurred at any Company Property or Company JV Property that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 4.16           Material Contracts.

(a)            Except for (i) this Agreement, (ii) contracts filed as exhibits to the Company SEC Documents filed prior to the date hereof, and (iii) contracts that are by and among only the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries, Section 4.16(a) of the Company Disclosure Letter sets forth a list of each contract, oral or written, to which the Company, any Company Subsidiary or any Company JV is a party or by which any of them or any of their properties or assets are bound (other than Company Landlord Leases, Company Tenant Leases and other Company Permitted Liens) which, as of the date hereof:

(i)            is required to be filed with the SEC pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii)           is required to be described pursuant to Item 404 of Regulation S-K under the Securities Act;

(iii)          obligates the Company or any Company Subsidiary to make any non-contingent expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations), except for (A) any contract which provides for routine property-level maintenance or service and is terminable upon not more than sixty (60) days’ notice without a material penalty or premium, and (B) any contracts which obligate the Company or any Company Subsidiary to make aggregate annual expenditures of not more than $3,000,000; provided that the unexpired term of such contract is not more than five (5) years;

(iv)          contains any material non-compete or material exclusivity provisions with respect to any line of business or geographic area with respect to the Company, any Company Subsidiary or any Company JV, or, upon consummation of the Merger and the other transactions contemplated hereby, Parent or Parent Subsidiaries, or which materially restricts the conduct of any business conducted by the Company. any Company Subsidiary, any Company JV or any geographic area in which the Company, any Company Subsidiary or any Company JV may conduct business;

(v)          evidences Indebtedness of the Company, any Company Subsidiary or any Company JV to any Person, or any guaranty thereof, in excess of $10,000,000;

(vi)          is a settlement, conciliation, or similar contract that imposes any material monetary or non-monetary obligations upon the Company, any Company Subsidiary or any Company JV after the date of this Agreement;

(vii)         (A) requires the Company, any Company Subsidiary or any Company JV to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Landlord Lease or Company Tenant Lease pursuant to the terms thereof), (B) gives any Company Third Party the right to buy any Company Property or obligates the Company or any Company Subsidiary or any Company JV to acquire, sell or enter into any lease for any real property, or (C) involves any material pending or contemplated merger, consolidation or similar business combination transaction;

(viii)        relates to a joint venture, partnership, strategic alliance or similar arrangement that is material to the Company or relates to or involves a sharing of a material amount of revenues, profits, losses, costs or liabilities by the Company, any Company Subsidiary or any Company JV with any Person;

(ix)          contains restrictions on the ability of the Company or any Company Subsidiary or any Company JV to pay dividends or other distributions (other than pursuant to any Company Governing Documents or any Company Subsidiary Governing Documents or any organizational documents of any Company JV);

(x)            is material to the Company and is with a Governmental Authority; or

(xi)          constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances or rent relief made under the Company Landlord Leases or grants of relief as to the timing for the payment of rent in the ordinary course of business in connection with or pursuant to the Company Landlord Leases or pursuant to any disbursement agreement, development agreement or development addendum entered into in connection with a Company Landlord Lease with respect to the development, construction or equipping of the Company Properties or the funding of improvements to the Company Properties).

(b)            Each contract in any of the categories set forth in Section 4.16(a)(i) through (xii) to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof, including any contracts filed as exhibits to the Company SEC Documents prior to the date hereof, is referred to herein as a “Company Material Contract.” For the avoidance of doubt, the term “Company Material Contract” does not include any Company Landlord Leases or Company Tenant Leases.

(c)            Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law); (ii) the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof; and (iii) neither the Company nor any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract. Neither the Company nor any Company Subsidiary has received written notice of any violation or default under any Company Material Contract, except for violations or defaults that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice of termination under any Company Material Contract, and, to the Knowledge of the Company, no party to any Company Material Contract has threatened to cancel any Company Material Contract, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.17           Insurance. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) the Company maintains all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Company Tenant Lease; (ii) all premiums due and payable under all insurance policies, fidelity bonds and other insurance contracts providing coverage for the Company’s and the Company Subsidiaries’ businesses and for all Company Properties other than title insurance policies (the “Company Insurance Policies”) have been paid; (iii) the Company and the Company Subsidiaries have otherwise complied with the terms and conditions of all Company Insurance Policies; (iv) to the Knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect; (v) no written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any Company Insurance Policy which has not been replaced on substantially similar terms on or prior to the date of such cancellation; and (vi) the Company Insurance Policies include such insurance in such amounts and with respect to risks and losses that the Company believes are adequate for the risks customary in the businesses of the Company and the Company Subsidiaries.

Section 4.18           Opinion of Financial Advisor. The Company Special Committee (in such capacity) has received the oral opinion of BofA Securities, Inc., as financial advisor to the Company Special Committee, on or prior to the date of this Agreement, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications and limitations described in such written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Shares (other than holders of Excluded Shares).

Section 4.19           Approval Required. With respect to the Company, the Company Shareholder Approval is the only vote of the holders of any class or series of shares of beneficial interest of the Company and Company Subsidiaries necessary to approve the Merger and the other transactions contemplated hereby.

Section 4.20           Brokers. Other than as set forth in Section 4.20 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has entered into any agreements or arrangements pursuant to which any broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby.

Section 4.21           Investment Company Act. Neither the Company nor any Company Subsidiary, is, or at the Effective Time will be, or will be required to be, registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.22           Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.3, the Company has taken all action required to render inapplicable to the Merger and the other transactions contemplated hereby any Takeover Statutes applicable to the Merger or the other transactions contemplated hereby. No dissenters’, appraisal or similar rights are available to the holders of the Company Common Shares with respect to the Merger or the other transactions contemplated hereby.

Section 4.23           Consents. As of the date of this Agreement, the Company has no reason to believe that a Company Notes Consent Solicitation or Company Notes Offer will be required to effect the Closing or Committed Financing.

Section 4.24           No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 4 and in any closing certificate delivered by the Company pursuant to Article 8, neither the Company nor any Person acting on its behalf has made or makes any express or implied representation or warranties. Parent acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, it has relied solely upon the express representations and warranties of the Company set forth in this Article 4 and in any closing certificate delivered by the Company pursuant to Article 8.

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the disclosure letter prepared by Parent with numbering corresponding to the numbering of this Article 5, delivered by Parent to the Company prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section or subsection of this Article 5 or Section 6.2 to which the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Parent SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 5); provided, that the disclosure in such Parent SEC Documents shall not be deemed to qualify any representation or warranty contained in Section 5.2, Parent hereby represents and warrants to the Company that:

Section 5.1             Organization and Qualification; Subsidiaries.

(a)            Parent is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. Parent has all requisite trust power and authority to own, lease and, to the extent applicable, operate the Parent Properties or other assets owned by Parent and to conduct its business as it is being conducted as of the date of this Agreement. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Parent Properties or other assets owned, leased or, to the extent applicable, operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. The copies of the Parent Governing Documents most recently filed with the Parent SEC Documents are accurate and complete copies of such documents as in effect as of the date of this Agreement. Parent is in compliance in all material respects with the terms of the Parent Governing Documents.

(b)            Section 5.1(b) of the Parent Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Parent Subsidiaries and Parent JVs, together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Parent Subsidiary or Parent JV, (ii) the type of and percentage of interest held, directly or indirectly, by Parent or a Parent Subsidiary in each Parent Subsidiary or Parent JV, (iii) the names of and the type of and percentage of interest held by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary or Parent JV, and (iv) the classification for United States federal income Tax purposes of each Parent Subsidiary or Parent JV as a REIT, a QRS, a TRS, or a partnership. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, each Parent Subsidiary or Parent JV is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its organization or incorporation, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate the Parent Properties and its other assets and to conduct its business as it is being conducted as of the date of this Agreement. Each Parent Subsidiary or Parent JV is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Parent Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, each Parent Subsidiary or Parent JV is in compliance with the terms of its respective Parent Subsidiary Governing Documents or the constituent organizational or governing documents of such Parent JV, as applicable.

(c)            Neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries or the Parent JVs and investments in short-term investment securities).

Section 5.2             Capitalization.

(a)            As of the date of this Agreement, (i) the authorized shares of beneficial interest of Parent consist of 200,000,000 Parent Common Shares and (ii) (A) 48,563,709 Parent Common Shares are issued and outstanding, and (B) 848,606 Parent Common Shares are reserved for future issuance pursuant to the Parent Equity Compensation Plan.

(b)            (i) All of the issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and non-assessable and no class or series of shares of beneficial interest of Parent is entitled to preemptive rights; (ii) all Parent Common Shares that may be issued in connection with the Merger pursuant to Section 3.1(a) shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, (iii) all Parent Common Shares reserved for future issuance as noted in Section 5.2(a)(ii)(B) above, shall be, when issued in accordance with the terms and conditions of the Parent Equity Compensation Plan and instruments, if any, pursuant to which they are issuable, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; and (iv) there are no outstanding bonds, debentures, notes or other Indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Parent Common Shares may vote.

(c)            All of the outstanding shares of beneficial interest or capital stock of each Parent Subsidiary or Parent JV that is a real estate investment trust or corporation, respectively, are duly authorized, validly issued, fully paid and non-assessable. All equity interests in each Parent Subsidiary or Parent JV that is a limited liability company or partnership are duly authorized and validly issued. Parent owns, directly or indirectly, all of the issued and outstanding shares of beneficial interest or capital stock or other equity interests of each Parent Subsidiary, free and clear of all Liens other than restrictions applicable under securities Laws and statutory or other Liens for Taxes which are not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(d)            Other than awards in respect of Parent Common Shares outstanding under the Parent Equity Compensation Plan, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent or any Parent Subsidiary or any Parent JV is a party or by which any of them is bound obligating Parent or any Parent Subsidiary or any Parent JV to (i) issue, deliver, transfer, sell or create, or cause to be issued, delivered, transferred, sold or created, additional shares of beneficial interest or capital stock or other equity interests, or phantom shares or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of Parent or any Parent Subsidiary or any Parent JV, or securities convertible into or exchangeable for such shares of beneficial interest or capital stock or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or capital stock or other equity interests of Parent or any Parent Subsidiary or any Parent JV.

(e)            Neither Parent nor any Parent Subsidiary is a party to or bound by, any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of beneficial interest or capital stock or other equity interests of Parent or any Parent Subsidiary.

(f)            Neither Parent nor any Parent Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of its securities under the Securities Act.

Section 5.3             Authority.

(a)            Parent has the requisite real estate investment trust power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. Subject to receipt of the Parent Shareholder Approval and the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Maryland SDAT, the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by all necessary real estate investment trust action on the part of Parent, and no other real estate investment trust proceedings on the part of Parent are necessary to authorize this Agreement or the Merger or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither Parent nor to the Knowledge of Parent any of its “affiliates” (as defined in Section 3-601 of the MGCL) is, or at any time during the last five (5) years has been, an “interested stockholder” (as defined in Section 3-601 of the MGCL) of the Company.

(b)           The Parent Board, at a duly called and held meeting, has unanimously (i) determined and declared that this Agreement, the Merger and the other transactions contemplated hereby are fair and reasonable and advisable to, and in the best interests of, Parent, (ii) duly and validly authorized the execution and delivery of this Agreement, (iii) directed that the Merger, the issuance of Parent Common Shares contemplated by this Agreement, and the other transactions contemplated hereby be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the holders of the Parent Common Shares vote in favor of approval of the Merger, the issuance of Parent Common Shares contemplated by this Agreement, and the other transactions contemplated hereby and to include such recommendation in the Joint Proxy Statement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 5.4             No Conflict; Required Filings and Consents.

(a)            The execution, delivery and performance of this Agreement by Parent, and the consummation by Parent of the Merger and the other transactions contemplated hereby, do not and will not (i) assuming receipt of the Parent Shareholder Approval, conflict with or violate any provision of any Parent Governing Documents, (ii) assuming receipt of the Parent Shareholder Approval, conflict with or violate any provision of any Parent Subsidiary Governing Documents, (iii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained, all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary or any Parent JV is bound, or (iv) require any notice, consent or approval under, result in any breach of any obligation or any loss of any benefit or increase in any cost or obligations of Parent or any Parent Subsidiary or any Parent JV under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary or any Parent JV pursuant to any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent or any Parent Subsidiary or any Parent JV is a party except, as to clauses (ii), (iii) and (iv) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by Parent, and the consummation by Parent of the Merger and the other transactions contemplated hereby, do not and will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and, with respect to Parent, the Form S-4, and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of Nasdaq, (iv) the filing of the Trust Amendment and the Articles of Merger with, and the acceptance of the Trust Amendment and the Articles of Merger for record by, the Maryland SDAT, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.5             Compliance with Laws; Permits.

(a)            Since January 1, 2021: (i) Parent and each Parent Subsidiary and each Parent JV has complied and is in compliance with all (A) Laws applicable to Parent and the Parent Subsidiaries and the Parent JVs or by which any property or asset of Parent or any Parent Subsidiary or any Parent JV is bound, and (B) Parent Permits, and (ii) no notice, charge or assertion has been received by Parent or any Parent Subsidiary or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any Parent JV, alleging any non-compliance with any such Laws, except in the case of each of clauses (i) and (ii), for such instances of non-compliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 5.5(a), (i) the provisions of Section 5.5(a)(i) (A) and Section 5.5(a)(ii) shall not apply to Laws addressed in Section 5.10, Section 5.11, Section 5.13 and Section 5.14 and (ii) the provisions of Section 5.5(a)(i)(B) shall not apply to Parent Permits addressed in Section 5.14 and Section 5.15.

(b)            Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14 and Section 5.15, which are addressed solely in those Sections, Parent and each Parent Subsidiary and each Parent JV is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy necessary for Parent and each Parent Subsidiary or Parent JV to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (“Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any such Parent Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary nor any Parent JV has received any written claim or notice that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6             Parent SEC Documents and Financial Statements.

(a)            Parent has filed with or furnished to (as applicable) the SEC all forms, documents, statements, schedules, reports, registration statements, prospectuses and other documents required to be filed or furnished (as applicable) by it since and including January 1, 2021 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the SOX Act) (such documents, as have been amended since the time of their filing, collectively, the “Parent SEC Documents”). No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act. As of their respective filing dates, the Parent SEC Documents did not (or with respect to the Parent SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent such statements have been modified or superseded by later Parent SEC Documents filed or furnished (as applicable) by Parent prior to the date of this Agreement) and complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the SOX Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, (i) there are no outstanding or unresolved comments from the SEC with respect to any Parent SEC Document, (ii) to the Knowledge of Parent, no Parent SEC Document is the subject of ongoing SEC review and (iii) to the Knowledge of Parent, there are no internal investigations, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened with respect to Parent.

(b)            At all applicable times, Parent has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of Nasdaq.

(c)            The consolidated financial statements of Parent and the Parent Subsidiaries included, or incorporated by reference, in the Parent SEC Documents filed prior to the date of this Agreement, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Exchange Act) and fairly presented, in all material respects (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Parent and the Parent Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Parent and the Parent Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Parent SEC Documents filed and publicly available prior to the date of this Agreement.

(d)            Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any other Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act) where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent’s or any such Parent Subsidiary’s audited financial statements or other Parent SEC Documents.

(e)            Neither Parent nor any Parent Subsidiary has outstanding (nor has arranged or modified since the enactment of the SOX Act) any “extensions of credit” (within the meaning of Section 402 of the SOX Act) to trustees, directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any Parent Subsidiary. Parent is in compliance with all applicable provisions of the SOX Act, except for any non-compliance that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(f)             Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and the Parent Subsidiaries are being made only in accordance with authorizations of Parent management and the Parent Board (or an authorized committee thereof), and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and each Parent Subsidiary’s assets that could have a material effect on Parent’s consolidated financial statements. Parent has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiency and material weakness in the design or operation of Parent’s internal control over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves Parent management.

(g)            Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 5.7             Absence of Certain Changes. From December 31, 2022 (a) through the date of this Agreement, Parent and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any events, circumstances, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, have had a Parent Material Adverse Effect that is continuing.

Section 5.8             No Undisclosed Liabilities. There are no liabilities of Parent or any Parent Subsidiary of any nature (whether accrued, absolute, contingent or otherwise), other than: (a) liabilities reflected or reserved against as required by GAAP on Parent’s consolidated balance sheet (including the notes thereto) included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, (b) liabilities incurred in connection with or as a result of this Agreement, the Merger or the other transactions contemplated hereby, (c) liabilities for future performance under any contracts to which Parent or any Parent Subsidiary is a party or bound, or (d) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022, except for any such liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.9             Litigation. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, as of the date of this Agreement (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, any Parent JV or any director, trustee or officer thereof or any Parent Properties or other assets owned thereby, and (b) neither Parent nor any Parent Subsidiary nor any Parent JV, nor any of the Parent Properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.10           Taxes. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect:

(a)            Parent and each Parent Subsidiary have duly and timely filed (or have had duly and timely filed on their behalf) with the appropriate Governmental Authority all Tax Returns required to be filed by them, taking into account any applicable extensions of time within which to file such Tax Returns, and all such Tax Returns are true, correct and complete. Parent and each Parent Subsidiary have duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or have made adequate provisions for in accordance with GAAP, all amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.

(b)            Parent: (i) for each of its taxable years commencing with its taxable year ended December 31, 2009, and through and including its taxable year ending December 31 immediately prior to the Effective Time, has elected and has been subject to United States federal taxation as a REIT and has satisfied all requirements to qualify as a REIT; (ii) has been organized and has operated since the end of its most recent taxable year until the date hereof in a manner consistent with the requirements for qualification for taxation as a REIT for United States federal income Tax purposes; (iii) has not taken or omitted to take any action that could reasonably be expected to result in loss of its qualification for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its qualification for taxation as a REIT for United States federal income Tax purposes; and (iv) intends to continue to operate in such a manner as to qualify for taxation as a REIT under the Code for its taxable year that will end on the date of the Merger. No challenge to Parent’s qualification for taxation as a REIT is pending or, to the Knowledge of Parent, has been threatened.

(c)            There are no current audits, disputes, investigations, examinations or other proceedings pending with regard to any Taxes or Tax Returns of Parent or the Parent Subsidiaries. Parent and the Parent Subsidiaries have not received a written notice or announcement of any such audits, disputes, investigations, examinations or other proceedings.

(d)            Each Parent Subsidiary and each other entity in which Parent holds, directly or indirectly an interest (other than solely through one or more TRSs) that is a partnership, joint venture or limited liability company and that has not elected to be a TRS has been since the later of its acquisition or formation treated for United States federal income Tax purposes as a partnership or QRS, as the case may be, and not as a corporation or an association or publicly traded partnership taxable as a corporation. Each Parent Subsidiary and each other entity in which Parent holds, directly or indirectly an interest (other than solely through one or more TRSs) that is a corporation has been since the later of its acquisition or formation treated for United States federal income Tax purposes as a QRS, a TRS or a REIT.

(e)            Neither Parent nor any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code), nor has any of them disposed of any such asset during its current taxable year.

(f)             Each of Parent and each Parent Subsidiary has complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely collected and withheld and, in each case, has paid over to the appropriate Governmental Authorities all amounts required to be so collected or withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)           There are no Parent Tax Protection Agreements in force at the date of this Agreement, and no Person has raised in writing, or to the Knowledge of Parent threatened to raise, a claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreement or a claim that the Merger or the other transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parent Tax Protection Agreement.

(h)           There are no Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except Parent Permitted Liens.

(i)             There are no Tax allocation, indemnity, or sharing agreements or similar arrangements with respect to Parent or any Parent Subsidiary, other than (i) agreements or arrangements solely by or among two or more of Parent or any of the Parent Subsidiaries, or (ii) customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business (which agreements do not primarily relate to Taxes). After the Closing Date, neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements described in the immediately preceding sentence or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)            Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)            Neither Parent nor any Parent Subsidiary has been (i) a “distributing corporation” or a “controlled corporation” or (ii) a member of a “separate affiliated group” of a “distributing corporation” or a “controlled corporation” (all within the meaning of Section 355 of the Code and taking into account Treasury Regulations Section 1.337(d)-7(f)(2)), in each case in a distribution of shares qualifying or intended to qualify for tax-free treatment under Sections 355 or 356 of the Code (x) since December 7, 2015, or (y) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(l)            As of December 31 of each taxable year of Parent from and since Parent’s taxable year ended December 31, 2009, and as of the date hereof, neither Parent nor any Parent Subsidiary (other than any Parent Subsidiary that is a TRS) has or has had any current or accumulated earnings and profits attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(m)           Since Parent’s formation, Parent has not incurred any liability for Taxes under Sections 856(c)(7), 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code or the Treasury Regulations thereunder which has not been previously paid. No event has occurred, and no condition or circumstance exists, which presents a risk that any amount of Tax described in the previous sentence will be imposed upon Parent or any Parent Subsidiary. Parent has not engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income” within the meaning of Section 857(b)(7) of the Code.

(n)            No deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, as required. Neither Parent nor any Parent Subsidiary (i) has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (ii) currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled; (iii) has in the past three (3) years received a written claim by any Governmental Authority in any jurisdiction where it does not file Tax Returns or pay any Taxes that it is or may be required to file Tax Returns or subject to Tax by that jurisdiction, or (iv) has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(o)            Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes that is still in effect.

(p)            Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or other affiliated, consolidated, combined or similar group for Tax purposes (other than a group the common parent of which was Parent or a Parent Subsidiary) or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor.

(q)            To the Knowledge of Parent, there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.11           Labor and Other Employment Matters; Employee Benefit Plans.

(a)            Neither Parent nor any Parent Subsidiary has any common law employees.

(b)            Except for the Parent Equity Compensation Plan, neither Parent, nor any Parent Subsidiary nor any ERISA Affiliate of Parent, (i) maintains, or is required to maintain, any Benefit Plans, (ii) has ever been required to maintain or sponsor any Benefit Plans, or (iii) can reasonably be expected to have any liability with respect to any Benefit Plan with respect to periods prior to the Closing, except as, individually or in the aggregate, does not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.12           Information Supplied.

(a)            None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the holders of the Company Common Shares and the holders of the Parent Common Shares, at the time of the Company Shareholder Meeting and the Parent Shareholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with this Agreement, the Merger and the other transactions contemplated hereby, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable.

(b)            Notwithstanding anything to the contrary in this Section 5.12, Parent makes no representation or warranty with respect to statements made or incorporated, or omissions, in the Form S-4 or the Joint Proxy Statement to the extent that such statements or omissions are based upon information supplied to Parent by or on behalf of the Company.

Section 5.13            Intellectual Property; Security Breaches.

(a)            As of the date of this Agreement, neither Parent nor any Parent Subsidiary: (i) owns any registered trademarks, service marks, Internet domain names, patents or copyrights, (ii) has any pending applications or registrations for any trademarks, service marks, patents or copyrights, or (iii) is a party to any licenses, contracts or agreements pursuant to which Parent or any Parent Subsidiary obtains the right to use any material trademarks, service marks, Internet domain names, patents or copyrights (other than any license of or other right to use commercially available software or data in the ordinary course of business), in each case with respect to the Intellectual Property described in clauses (i)-(iii), that is material to the operation of Parent and the Parent Subsidiaries, taken as a whole. To the Knowledge of Parent, the conduct of its business as currently conducted by Parent or the Parent Subsidiaries does not infringe or otherwise violate any Intellectual Property rights of any third Person, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, no claims are pending, or to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary as of the date hereof, contesting the validity, enforceability, ownership or use of any Intellectual Property owned by Parent or any Parent Subsidiary or alleging that the conduct of its business as currently conducted by Parent or any Parent Subsidiary infringes or otherwise violates any Intellectual Property rights of any third Person. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted; provided that the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement or other violation of Intellectual Property rights of third Persons. Notwithstanding any other provision of this Agreement, this Section 5.13(a) contains the exclusive representations and warranties of Parent and the Parent Subsidiaries with respect to Intellectual Property matters.

(b)            Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, since January 1, 2021, (i) the Company and its Subsidiaries have taken commercially reasonable actions (including implementing reasonable technical, physical or administrative safeguards) to protect personal or other sensitive information in their possession or under their control against unauthorized use, access or disclosure, and (ii) to the Knowledge of Parent, neither Parent nor any Parent Subsidiary has, experienced any breach of the security of its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 5.14            Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect:

(a)            Parent and the Parent Subsidiaries and the Parent JVs are and at all times during the past five (5) years have been in compliance with all Environmental Laws.

(b)            Parent and the Parent Subsidiaries and the Parent JVs have all Environmental Permits necessary to own or lease their respective Parent Properties and conduct their current operations and are in compliance with such Environmental Permits.

(c)            Neither Parent nor any Parent Subsidiary or any Parent JV has received any written notice, demand, letter or claim alleging that Parent or any Parent Subsidiary or Parent JV is in violation of, or liable under, any Environmental Law or that any Order has been issued against Parent or any Parent Subsidiary or Parent JV, in each case, which remains unresolved or for which Parent or any Parent Subsidiary or Parent JV remains obligated. There is no Action pending, or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or Parent JV under any Environmental Law.

(d)            To the Knowledge of Parent, neither Parent nor any Parent Subsidiary or any Parent JV, nor any third Person, has caused any release of a Hazardous Substance, or has permitted the existence at any Parent Property of a Hazardous Substance, that is in violation of any Environmental Law, or would reasonably be expected to require investigation or remediation by Parent or any Parent Subsidiary or Parent JV under any Environmental Law, or would reasonably be expected to result in liability to Parent or any Parent Subsidiary or any Parent JV.

(e)            Notwithstanding any other provision of this Agreement, this Section 5.14 contains the exclusive representations and warranties of Parent and the Parent Subsidiaries and the Parent JVs with respect to environmental matters, Environmental Laws and Hazardous Substances.

Section 5.15            Properties.

(a)            Section 5.15(a) of the Parent Disclosure Letter sets forth a list of the address of each Parent Property and whether such Parent Property is owned, leased or subleased. As of the date of this Agreement, neither Parent nor any Parent Subsidiary is under contract to purchase, lease or sublease any real property. Neither Parent nor any Parent Subsidiary owns any mortgage notes receivables or commercial mortgage backed or similar securities.

(b)            Either Parent or a Parent Subsidiary owns good and marketable fee simple or leasehold (as applicable) title to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens. Each Parent JV owns good and marketable fee simple or leasehold (as applicable) title to each real property owned or leased (including ground leased) as lessee or sublessee, by such Parent JV as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property) (“Parent JV Properties”), except for Parent Permitted Liens.

(c)            (i) Except for the certificates, permits and licenses that are the subject of Section 5.14, which are addressed solely in such section, each certificate, permit and license from any Governmental Authority having jurisdiction over any of the Parent Properties or the Parent JV Properties and any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or the Parent JV Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties or the Parent JV Properties is in full force and effect as of the date of this Agreement (and there is no pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, and (ii) there exists no uncured violation of any Laws affecting any of the Parent Properties that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(d)            No condemnation, eminent domain or similar proceeding is pending with respect to any owned Parent Property or any Parent JV Property, and neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Parent Properties or Parent JV Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Parent Property or Parent JV Property, except with respect to each of clauses (i) and (ii) as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(e)            The information set forth in the rent rolls for each of the Parent Properties, as of February 28, 2023, is true and correct in all material respects. There are no ground leases or other leases for the Parent Properties to which Parent or any Parent Subsidiary is the lessee or sublessee (collectively, “Parent Tenant Leases”).

(f)             Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary has given written notice of breach or violation of, or default under, any Parent Landlord Lease, nor, to the Knowledge of Parent, is any counterparty in breach or violation of, or default under, any Parent Tenant Lease or Parent Landlord Lease, in each case, which violation or breach remains outstanding and uncured, (ii) no tenant under a Parent Landlord Lease is in monetary default under such Parent Landlord Lease, which default remains outstanding and uncured, (iii) each Parent Tenant Lease and Parent Landlord Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Parent Subsidiary and, to the Knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law), and (iv) neither Parent nor any Parent Subsidiary is responsible for any outstanding Tenant Improvements, Tenant Improvement allowances or leasing commissions required in connection with any Parent Tenant Lease or Parent Landlord Lease.

(g)            Except as set forth in the Parent Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any of the Parent Properties, and neither Parent nor any Parent Subsidiary has received any written notice of any proposed increase in the assessed valuation of any Parent Property, except in each case for any such Taxes or assessment that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(h)            Except for the Parent Permitted Liens, as set forth in the Parent Landlord Leases, or as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any portion thereof, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof that is owned by Parent or any Parent Subsidiary, which, in each case, is in favor of any party other than Parent or any Parent Subsidiary (a “Parent Third Party”).

(i)             Except pursuant to a Parent Landlord Lease or any Parent Tenant Lease, neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which Parent or any Parent Subsidiary manages or manages the development of any real property for any Parent Third Party.

(j)             For each Parent Property, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, the fee simple title interest (together with appurtenant easements) held by Parent or the applicable Parent Subsidiary with respect to the Parent Properties that are not subject to the Parent Tenant Leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that Parent or the applicable Parent Subsidiary holds with respect to each Parent Property that is subject to a Parent Tenant Lease (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). No written claim has been made against any Parent Title Insurance Policy, which, individually or in the aggregate, would be material to any Parent Property.

(k)            To the Knowledge of Parent, no Parent Property is (i) under development as of the date hereof (other than normal repair and maintenance), or (ii) subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business or as required pursuant to the Parent Landlord Leases or the Parent Tenant Leases.

(l)             To the Knowledge of Parent, neither Parent nor any Parent Subsidiary nor any counterparty is in breach or violation of, or default under, any leasing brokerage or third party management services agreement or arrangement to Parent or any Parent Subsidiary, which breach or violation, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(m)           Parent and the Parent Subsidiaries and the Parent JVs have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all tangible personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent’s or any Parent Subsidiary’s or any Parent JV’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for the Parent Permitted Liens and Liens that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(n)            (i) There are no structural defects, or violations of Law, relating to any Parent Property or Parent JV Property that, individually or in the aggregate, have had, or would reasonably be expected to have, a Parent Material Adverse Effect, and (ii) no physical damage has occurred at any Parent Property or Parent JV Property that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 5.16           Material Contracts.

(a)            Except for (i) this Agreement, (ii) contracts filed as exhibits to the Parent SEC Documents filed prior to the date hereof, and (iii) contracts that are by and among only Parent and any wholly owned Parent Subsidiary or among wholly owned Parent Subsidiaries, Section 5.16(a) of the Parent Disclosure Letter sets forth a list of each contract, oral or written, to which Parent, any Parent Subsidiary or any Parent JV is a party or by which any of them or any of their properties or assets are bound (other than Parent Landlord Leases, Parent Tenant Leases and other Parent Permitted Liens) which, as of the date hereof:

(i)            is required to be filed with the SEC pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii)           is required to be described pursuant to Item 404 of Regulation S-K under the Securities Act;

(iii)          obligates Parent or any Parent Subsidiary to make any non-contingent expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations), except for (A) any contract which provides for routine property-level maintenance or service and is terminable upon not more than sixty (60) days’ notice without a material penalty or premium, and (B) any contracts which obligate Parent or any Parent Subsidiary to make aggregate annual expenditures of not more than $3,000,000; provided that the unexpired term of such contract is not more than five (5) years;

(iv)         contains any material non-compete or material exclusivity provisions with respect to any line of business or geographic area with respect to Parent, any Parent Subsidiary or any Parent JV, or, upon consummation of the Merger and any other transactions contemplated hereby, Company or Company Subsidiaries, or which materially restricts the conduct of any business conducted by Parent, any Parent Subsidiary, any Parent JV or any geographic area in which Parent or any Parent Subsidiary or any Parent JV may conduct business;

(v)          evidences Indebtedness of Parent or any Parent Subsidiary or any Parent JV to any Person, or any guaranty thereof, in excess of $10,000,000;

(vi)          is a settlement, conciliation, or similar contract that imposes any material monetary or non-monetary obligations upon Parent or any Parent Subsidiary or any Parent JV after the date of this Agreement;

(vii)         (A) requires Parent or any Parent Subsidiary or any Parent JV to dispose of or acquire assets or properties (other than in connection with the expiration of a Parent Landlord Lease or Parent Tenant Lease pursuant to the terms thereof), (B) gives any Parent Third Party the right to buy any Parent Property or obligates Parent or any Parent Subsidiary or any Parent JV to acquire, sell or enter into any lease for any real property, or (C) involves any material pending or contemplated merger, consolidation or similar business combination transaction;

(viii)        relates to a joint venture, partnership, strategic alliance or similar arrangement that is material to Parent or relates to or involves a sharing of a material amount of revenues, profits, losses, costs or liabilities by Parent or any Parent Subsidiary or any Parent JV with any Person;

(ix)          contains restrictions on the ability of Parent or any Parent Subsidiary or any Parent JV to pay dividends or other distributions (other than pursuant to any Parent Governing Documents or any Parent Subsidiary Governing Documents or any organizational documents of any Parent JV);

(x)           is material to Parent and is with a Governmental Authority; or

(xi)          constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances or rent relief made under the Parent Landlord Leases or grants of relief as to the timing for the payment of rent in the ordinary course of business in connection with or pursuant to the Parent Landlord Leases or pursuant to any disbursement agreement, development agreement or development addendum entered into in connection with a Parent Landlord Lease with respect to the development, construction or equipping of the Parent Properties or the funding of improvements to the Parent Properties).

(b)            Each contract in any of the categories set forth in Section 5.16(a)(i) through (xi) to which Parent or any Parent Subsidiary is a party or by which it is bound as of the date hereof, including any contracts filed as exhibits to the Parent SEC Documents prior to the date hereof, is referred to herein as a “Parent Material Contract.” For the avoidance of doubt, the term “Parent Material Contract” does not include any Parent Landlord Leases or Parent Tenant Leases.

(c)            Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (i) each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law); (ii) Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the Knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof; and (iii) neither Parent nor any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Parent Material Contract. Neither Parent nor any Parent Subsidiary has received written notice of any violation or default under any Parent Material Contract, except for violations or defaults that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received written notice of termination under any Parent Material Contract, and, to the Knowledge of Parent, no party to any Parent Material Contract has threatened to cancel any Parent Material Contract, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.17            Insurance. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (i) Parent maintains all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Parent Tenant Lease; (ii) all premiums due and payable under all insurance policies, fidelity bonds and other insurance contracts providing coverage for Parent’s and the Parent Subsidiaries’ businesses and for all Parent Properties other than title insurance policies (the “Parent Insurance Policies”) have been paid; (iii) Parent and the Parent Subsidiaries have otherwise complied with the terms and conditions of all Parent Insurance Policies; (iv) to the Knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect; (v) no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any Parent Insurance Policy which has not been replaced on substantially similar terms on or prior to the date of such cancellation; and (vi) the Parent Insurance Policies include such insurance in such amounts and with respect to risks and losses that Parent believes are adequate for the risks customary in the businesses of Parent and the Parent Subsidiaries.

Section 5.18            Opinion of Financial Advisor. The Parent Special Committee and the Parent Board have received the written opinion of J.P. Morgan Securities LLC (or an oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters described in such written opinion, the Exchange Ratio is fair, from a financial point of view, to Parent.

Section 5.19            Approval Required. With respect to Parent, the Parent Shareholder Approval is the only vote of the holders of any class or series of shares of beneficial interest of Parent and Parent Subsidiaries necessary to approve the Merger and the other transactions contemplated by this Agreement.

Section 5.20            Brokers. Other than as set forth in Section 5.20 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has entered into any agreements or arrangements pursuant to which any broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby.

Section 5.21            Investment Company Act. Neither Parent nor any Parent Subsidiary, is, or at the Effective Time will be, or will be required to be, registered as an investment company under the Investment Company Act of 1940, as amended.

Section 5.22            Financing.

(a)            As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the Commitment Letter, together with any related fee letters (any such fee letter, a “Fee Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Entities party thereto have agreed to provide the Committed Financing.

(b)            As of the date of this Agreement, the Commitment Letter is in full force and constitutes the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, the other parties thereto. As of the date of this Agreement, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Committed Financing in each case other than the conditions precedent expressly set forth in the Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c)            As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner, and none of the respective commitments contained therein have been terminated, reduced, withdrawn or rescinded by Parent or, to the Knowledge of Parent, any other party thereto.

(d)            As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the terms and conditions of the Commitment Letter.

(e)            As of the date of this Agreement, there are no side letters relating to the Commitment Letter or the Committed Financing to which Parent or any of its Affiliates is a party that impose conditions to such Committed Financing or reduce the amount of such Committed Financing below the amount that, assuming the satisfaction of all of the conditions in Section 8.1 and Section 8.2 of this Agreement, is required for Parent to make all cash payments it is required to make pursuant to this Agreement, including to repay amounts under the Company Credit Agreement in connection with the Merger (such amount, the “Merger Financing Amount”).

(f)            As of the date of this Agreement, Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid on or prior to the date hereof pursuant to the terms of the Commitment Letter and related fee letters on or prior to the date of this Agreement.

(g)            As of the date of this Agreement, assuming the satisfaction of all of the conditions set forth in Section 8.1 and Section 8.2 of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions are not capable of being satisfied on or prior to the Closing Date, or (ii) that the Financing pursuant to the Commitment Letter will not be made available to Parent on the Closing Date. As of the date of this Agreement, Parent has no reason to believe that a Company Notes Consent Solicitation or Company Notes Offer will be required to effect the Closing or Committed Financing.

(h)            As of the date of this Agreement, assuming the satisfaction of all of the conditions set forth in Section 8.1 and Section 8.2 of this Agreement, the proceeds of the Committed Financing, if funded in accordance with (and not reduced pursuant to the terms of) the Commitment Letter, together with any available cash of the Parties and their respective Subsidiaries, shall constitute sufficient funds for Parent to fund the Merger Financing Amount.

(i)             For the avoidance of doubt, except for the Parent Credit Agreement Condition, in no event shall the receipt or availability of any financing, including the Financing, by Parent or any Subsidiary of Parent be a condition to any of Parent’s obligations hereunder.

(j)             Substantially concurrently with the Closing, Parent shall make available to the Company or pay directly on behalf of the Company all amounts required to repay and discharge the Company Credit Agreement, after taking into account any cash the Company and Company Subsidiaries have made available for such purpose, it being understood that the Company and Company Subsidiaries have no obligation to have available any specific amount of cash for such purposes.

Section 5.23            Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.3, Parent has taken all action required to render inapplicable to the Merger and the other transactions contemplated hereby any Takeover Statutes applicable to the Merger or the other transactions contemplated hereby. No dissenters’, appraisal or similar rights are available to the holders of the Parent Common Shares with respect to the Merger or the other transactions contemplated hereby.

Section 5.24            No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 5 and in any closing certificate delivered by Parent pursuant to Article 8, neither Parent nor any Person acting on their behalf has made or makes any express or implied representation or warranties. The Company acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, it has relied solely upon the express representations and warranties of Parent set forth in this Article 5 and in any closing certificate delivered by Parent pursuant to Article 8.

Article 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1              Conduct of Business by the Company Pending the Closing.

(a)            The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) as expressly contemplated or permitted by this Agreement, including Section 7.3, (ii) as set forth in Section 6.1 of the Company Disclosure Letter, (iii) as may be required by Law, (iv) for any action reasonably required in response to any Health and Safety Measures or (v) as consented to in writing by Parent in accordance with Section 10.14 (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (A) shall, and shall cause each of the Company Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course of business and maintain the status of the Company as a REIT and (B) shall not, and shall not permit any Company Subsidiary (or any Company JV with respect to Section 6.1(a)(i), Section 6.1(a)(iii), Section 6.1(a)(iv) and Section 6.1(a)(v), to the extent the Company or any Company Subsidiary has a right to permit or deny permission for the same) to:

(i)            amend or propose to amend the Company Governing Documents or any Company Subsidiary Governing Documents or any constituent organizational or governing documents of any Company JV (including by merger, consolidation or otherwise) or (A) grant any exception pursuant to Section 7.2.7 of the Company Charter, or (B) establish or increase an “Excepted Holder Limit” for any “Excepted Holder,” as such terms are defined in Section 7.1 of the Company Charter;

(ii)           split, combine, subdivide, consolidate or reclassify any Company Common Shares, capital stock or other equity interests of the Company;

(iii)          declare, set aside for payment or pay any dividend on or make any other actual, constructive or deemed distribution (whether in cash, shares, property or otherwise) with respect to any shares of beneficial interest, capital stock or other equity interests of the Company, any Company Subsidiary or any Company JV or otherwise make any payment to its or their shareholders or other equityholders in their capacity as such, other than (A) the declaration and payment (with declaration and payment date consistent with past practice) of cash dividends or other distributions for the period up to the Closing Date at a rate not to exceed an annual rate of $0.04 per Company Common Share (including, to the extent that the Company has given Parent at least three (3) Business Days’ prior written notice of its intent to declare such a prorated dividend or other distribution, any prorated amount from the date of the payment of the last such regular dividend or distribution through the Closing Date), (B) the declaration and payment of dividends or other distributions to the Company or a direct or indirect wholly owned Company Subsidiary by any direct or indirect wholly owned Company Subsidiary, or (C) dividends or other distributions by any Company Subsidiary or Company JV that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary or Company JV;

(iv)          redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of beneficial interest, capital stock or other equity interests of the Company or any Company Subsidiary or any Company JV, except (A) with respect to the forfeiture of Company Equity Awards in accordance with their terms or the repurchase of Company Common Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Equity Compensation Plan, or (B) in accordance with Article VII of the Company Charter;

(v)           issue, sell, pledge, dispose, encumber or grant, or authorize or propose the issuance, sale, pledge, disposition, encumbrance or grant of, any shares of beneficial interest, capital stock or other equity interests of the Company, any Company Subsidiary or any Company JV, or any options, warrants, convertible securities or other rights of any kind to acquire any of the foregoing, except for (A) issuances by a directly or indirectly wholly owned Company Subsidiary to the Company or another existing directly or indirectly wholly owned Company Subsidiary, or (B) issuances of Company Common Shares pursuant to the Company Equity Compensation Plan in the ordinary course of business consistent with past practice;

(vi)          acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property (other than real property at a total cost of less than $25,000,000 in the aggregate), personal property (other than personal property at a total cost of less than $5,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) as required by any of the Company Landlord Leases or (B) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary;

(vii)        sell, pledge, assign, transfer, lease, license, dispose of or encumber, or effect a deed in lieu of foreclosure, or agree to do any of the foregoing, with respect to, any property or assets, except (A) for sales for real property at a total price of less than $25,000,000 in the aggregate or other assets at a total price of less than $5,000,000 in the aggregate, (B) that this Section 6.1(a)(vii) shall not restrict any action expressly permitted pursuant to Section 6.1(a)(xi), (C) for Company Permitted Liens or (D) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

(viii)        incur, create or assume any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person in excess of $10,000,000 in the aggregate, except (A) Indebtedness incurred pursuant to obligations under any Company Landlord Leases, or (B) loans or advances by Company or a direct or indirect wholly owned Company Subsidiary to the Company or a direct or indirect wholly owned Company Subsidiary;

(ix)          make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements to any such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case other than in the ordinary course of business consistent with past practice, except (A) by the Company or a direct or indirect wholly owned Company Subsidiary to or for the benefit of the Company or a direct or indirect wholly owned Company Subsidiary, including any Company Property, or (B) loans or advances required to be made under any of the Company Landlord Leases;

(x)           enter into, renew, modify, amend or terminate in a manner adverse to the Company or any Company Subsidiary, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) in the ordinary course of business consistent with past practice, or (B) the entry into any agreement, modification, amendment, waiver or consent as may be necessary to consummate any transaction expressly permitted by Section 6.1(a)(vii), provided that any such agreement, modification, amendment, waiver or consent does not have, and would not reasonably be expected to have, a Company Material Adverse Effect;

(xi)          enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any Company Landlord Lease or Company Tenant Lease (or any lease for real property that, if existing as of the date hereof, would be a Company Landlord Lease or Company Tenant Lease), except (A) in the ordinary course of business consistent with past practice or (B) for any termination or renewal in accordance with the terms of any existing Company Landlord Lease or Company Tenant Lease as in effect on the date hereof;

(xii)         waive, release or assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary in an amount in excess of $10,000,000 before it is due in accordance with its terms, except by the Company or a direct or indirect wholly owned Company Subsidiary to or for the benefit of the Company or a direct or indirect wholly owned Company Subsidiary;

(xiii)        settle or compromise, or offer or propose to settle, (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against the Company or any of the Company Subsidiaries involving an amount paid in settlement in excess of $3,000,000 individually or $6,000,000 in the aggregate (excluding, in each case, amounts to be paid under existing insurance policies or renewals thereof) or which would include any non-monetary relief (other than customary confidentiality obligations), (B) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of Company Common Shares, other than in accordance with Section 7.7, or (C) any legal action, suit, investigation, arbitration or proceeding involving any Governmental Authority;

(xiv)        make any material change to its methods of financial accounting in effect at December 31, 2022, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any material change, other than in the ordinary course of business consistent with past practice or as previously disclosed in the Company SEC Documents, with respect to accounting policies, unless required by GAAP (or any interpretation thereof) or the SEC;

(xv)         enter into any new line of business or exit from any existing line of business;

(xvi)        take, or agree to take, any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to cause (A) the Company to fail to qualify for taxation as a REIT, or (B) any Company Subsidiary (1) to cease to be treated as any of a partnership, a QRS, a REIT or a TRS under the applicable provisions of the Code, as the case may be, or (2) that is not treated as a TRS at the date hereof to be so treated; provided, however, if an action described in clause (A) or (B) is required by Law or is necessary to preserve the Company’s qualification for taxation as a REIT under the Code, the Company shall (1) promptly notify Parent, (2) make reasonable effort to permit Parent to review and comment on such action, and (3) take such action;

(xvii)       (A) make, change or rescind any material election relating to Taxes (it being understood, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (B) change a material method of Tax accounting, (C) file an amendment to any material Tax Return, (D) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (E) enter into any material closing agreement related to Taxes, (F) consent (other than in the ordinary course of business consistent with past practice) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or (G) surrender any right to claim any material refund of Taxes; except in each case as necessary or appropriate, as determined in consultation with Parent, to preserve the status of any Company Subsidiary as a partnership or disregarded entity for United States federal income Tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, if an action described in clauses (A)-(G) is required by Law or is necessary to preserve the Company’s qualification for taxation as a REIT under the Code, the Company shall (1) promptly notify Parent, (2) make reasonable effort to permit Parent to review and comment on such action, and (3) take such action;

(xviii)      take, or agree to take, any action, or knowingly fail to take any action, which action or failure could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix)        enter into, amend or modify any Company Tax Protection Agreement, or take any action or knowingly fail to take any action that would give rise to a material liability with respect to any Company Tax Protection Agreement;

(xx)         authorize or adopt, or publicly propose, a plan of merger, complete or partial liquidation, consolidation, recapitalization or bankruptcy reorganization;

(xxi)        amend or modify the compensation payable by the Company to BofA Securities, Inc. in connection with the Merger or the other transactions contemplated hereby, which compensation is set forth in Section 4.20 of the Company Disclosure Letter, in a manner adverse to the Company or any Company Subsidiary; or

(xxii)        authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b)            Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.11, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification for taxation as a REIT under the Code or to eliminate or reduce entity level income or excise Taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) for any period or portion thereof ending on or prior to the Closing Date (including by making any dividend or other distribution payments to stockholders of the Company in accordance with Section 7.11 (a “Special Company Distribution”).

(c)            Notwithstanding anything to the contrary set forth in this Agreement, as long as the Commitment Letter remains in full force and effect, the Company and the Company Subsidiaries shall be prohibited from (i) selling, pledging, assigning, transferring, leasing, licensing, disposing of or encumbering, the Company Commitment Letter Properties, or effecting a deed in lieu of foreclosure on the Company Commitment Letter Properties, or agreeing to do any of the foregoing, unless any such Lien thereon will be discharged prior to or in conjunction with the Closing or is a Company Permitted Lien, (ii) incurring, creating or assuming any Indebtedness or assuming, guaranteeing or endorsing, or otherwise becoming responsible (whether directly, contingently or otherwise) for the Indebtedness on behalf of, on the Company Commitment Letter Properties, unless any such Indebtedness will be terminated prior to or in conjunction with the Closing, or (iii) taking any other action with respect to the Company Commitment Letter Properties or the owners thereof that would violate the terms of, or hinder or frustrate the completion of any condition in, the Commitment Letter, in each case, without the consent of Parent (such consent not to be unreasonably withheld or delayed).

(d)            The Company shall (i) use reasonable best efforts to obtain the opinions of counsel referred to in Section 8.2(d) and Section 8.2(e), (ii) deliver to Wachtell, Lipton, Rosen & Katz (or other nationally recognized law firm reasonably satisfactory to Parent) and Sullivan & Cromwell LLP (or other nationally recognized law firm reasonably satisfactory to the Company) an officer’s certificate in a form substantially similar to Exhibit B, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company, (a “Company Tax Representation Letter”), and (iii) deliver to Company REIT Counsel and Parent REIT Counsel an officer’s certificate in a form substantially similar to other officer’s certificates pertaining to REIT tax compliance delivered by Company to Company REIT Counsel from time to time, dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Company REIT Counsel and Parent REIT Counsel to render the opinions described in Section 8.2(d) and Section 8.3(d), respectively, on the Closing Date.

Section 6.2              Conduct of Business by Parent Pending the Closing.

(a)            Parent agrees that during the Interim Period, except (i) as expressly contemplated or permitted by this Agreement, including Section 7.3, (ii) as set forth in Section 6.2 of the Parent Disclosure Letter, (iii) as may be required by Law, (iv) for any action reasonably required in response to any Health and Safety Measures or (v) as consented to in writing by the Company in accordance with Section 10.14 (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (A) shall, and shall cause each of the Parent Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course of business and maintain the status of Parent as a REIT and (B) shall not, and shall not permit or deny permission to any Parent Subsidiary to (or any Parent JV with respect to Section 6.2(a)(i), Section 6.2(a)(iii), Section 6.2(a)(iv), to the extent the Parent or any Parent Subsidiary has a right to permit or deny permission for the same):

(i)            amend or propose to amend the Parent Governing Documents or any Parent Subsidiary Governing Documents or any constituent organizational or governing documents of any Parent JV (including by merger, consolidation or otherwise), other than in connection with the Financing or (A) grant any exception pursuant to Section 7.2(e)(i) of the Parent Charter, or (B) establish or increase an “Excepted Holder Limit” for any “Excepted Holder,” as such terms are defined in Section 7.1 of the Parent Charter;

(ii)           split, combine, subdivide, consolidate or reclassify any Parent Common Shares, capital stock or other equity interests of Parent;

(iii)          declare, set aside for payment or pay any dividend on or make any other actual, constructive or deemed distribution (whether in cash, shares, property or otherwise) with respect to any shares of beneficial interest, capital stock or other equity interests of Parent, any Parent Subsidiary or any Parent JV or otherwise make any payment to its or their shareholders or other equityholders in their capacity as such, other than (A) the declaration and payment (with declaration and payment date consistent with past practice) of cash dividends or other distributions for the period up to the Closing Date at a rate not to exceed an annual rate of $2.20 per Parent Common Share (including, to the extent that Parent has given the Company at least three (3) Business Days’ prior written notice of its intent to declare such a prorated dividend or other distribution, any prorated amount from the date of the payment of the last such regular dividend or distribution through the Closing Date) (provided that Parent shall maintain such cash dividends or other distributions at an annual rate of at least $1.00 per Parent Common Share), (B) the declaration and payment of dividends or other distributions to Parent or a direct or indirect wholly owned Parent Subsidiary by any direct or indirect wholly owned Parent Subsidiary, or (C) dividends or other distributions by any Parent Subsidiary or Parent JV that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary or Parent JV;

(iv)          redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of beneficial interest, capital stock or other equity interests of Parent or any Parent Subsidiary or any Parent JV, except (A) with respect to the forfeiture of awards in respect of Parent Common Shares outstanding under the Parent Equity Compensation Plan that remain subject to vesting requirements in accordance with their terms or the repurchase of Parent Common Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Parent Equity Compensation Plan, or (B) in accordance with Article VII of the Parent Charter;

(v)          issue, sell, pledge, dispose, encumber or grant, or authorize or propose the issuance, sale, pledge, disposition, encumbrance or grant of, any shares of beneficial interest, capital stock or other equity interests of the Parent, any Parent Subsidiary or any Parent JV, or any options, warrants, convertible securities or other rights of any kind to acquire any of the foregoing, except for (A) issuances by a directly or indirectly wholly owned Parent Subsidiary to Parent or another existing directly or indirectly wholly owned Parent Subsidiary, or (B) issuances of Parent Common Shares pursuant to the Parent Equity Compensation Plan in the ordinary course of business consistent with past practice;

(vi)         acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property (other than real property at a total cost of less than $25,000,000 in the aggregate), personal property (other than personal property at a total cost of less than $5,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) as required by any of the Parent Landlord Leases, or (B) acquisitions by Parent or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary;

(vii)        sell, pledge, assign, transfer, lease, license, dispose of or encumber, or effect a deed in lieu of foreclosure, or agree to do any of the foregoing, with respect to, any property or assets, except (A) for sales of real property at a total price of less than $25,000,000 in the aggregate or other assets at a total price of less than $5,000,000 in the aggregate, (B) that this Section 6.2(a)(vii) shall not restrict any action expressly permitted pursuant to Section 6.2(a)(xi), (C) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (D) Liens in connection with the Financing or any amendment of the Parent Credit Agreement or (E) for Parent Permitted Liens;

(viii)        incur, create or assume any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person in excess of $25,000,000 in the aggregate, except (A) Indebtedness incurred under Parent’s existing revolving credit facility, (B) to refinance at maturity or in connection with the transactions contemplated hereby any existing Indebtedness of Parent or the Parent Subsidiaries, (C) Indebtedness incurred or assumed to finance the Merger and the other transactions contemplated hereby, including the Financing, (D) Indebtedness incurred pursuant to obligations under any Parent Landlord Leases, or (E) loans or advances by Parent or a direct or indirect wholly owned Parent Subsidiary to Parent or a direct or indirect wholly owned Parent Subsidiary;

(ix)          make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements to any such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case other than in the ordinary course of business consistent with past practice, except (A) by Parent or a direct or indirect wholly owned Parent Subsidiary to or for the benefit of Parent or a direct or indirect wholly owned Parent Subsidiary, including any Parent Property, or (B) loans or advances required to be made under any of the Parent Landlord Leases;

(x)           enter into, renew, modify, amend or terminate in a manner adverse to Parent or any Parent Subsidiary, or waive, release, compromise or assign any rights or claims under, any Parent Material Contract (or any contract that, if existing as of the date hereof, would be a Parent Material Contract), other than (A) in the ordinary course of business consistent with past practice or (B) the entry into any agreement, modification, amendment, waiver or consent as may be necessary to consummate any transaction expressly permitted by Section 6.2(a)(vii), provided that any such agreement, modification, amendment, waiver or consent does not have, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(xi)          enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any Parent Landlord Lease or Parent Tenant Lease (or any lease for real property that, if existing as of the date hereof, would be a Parent Landlord Lease or a Parent Tenant Lease), except (A) in the ordinary course of business consistent with past practice, or (B) for any termination or renewal in accordance with the terms of any existing Parent Landlord Lease or Parent Tenant Lease as in effect on the date hereof;

(xii)          waive, release or assign any material rights or claims or make any payment, direct or indirect, of any liability of the Parent or any Parent Subsidiary in an amount in excess of $10,000,000 before it is due in accordance with its terms, except by Parent or a direct or indirect wholly owned Parent Subsidiary to or for the benefit of Parent or a direct or indirect wholly owned Parent Subsidiary;

(xiii)        settle or compromise, or offer or propose to settle, (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against Parent or any of the Parent Subsidiaries involving an amount paid in settlement in excess of $3,000,000 individually or $6,000,000 in the aggregate (excluding, in each case, amounts to be paid under existing insurance policies or renewals thereof) or which would include any non-monetary relief (other than customary confidentiality obligations), (B) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of Parent Common Shares, other than in accordance with Section 7.7, or (C) any legal action, suit, investigation, arbitration or proceeding involving any Governmental Authority;

(xiv)        make any material change to its methods of financial accounting in effect at December 31, 2022, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any material change, other than in the ordinary course of business consistent with past practice or as previously disclosed in the Parent SEC Documents, with respect to accounting policies, unless required by GAAP (or any interpretation thereof) or the SEC;

(xv)         enter into any new line of business or exit from any existing line of business;

(xvi)        take, or agree to take, any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to cause (A) Parent to fail to qualify for taxation as a REIT, or (B) any Parent Subsidiary (1) to cease to be treated as any of a partnership, a QRS, a REIT or a TRS under the applicable provisions of the Code, as the case may be, or (2) that is not treated as a TRS at the date hereof to be so treated; provided, however, if an action described in clause (A) or (B) is required by Law or is necessary to preserve Parent’s qualification for taxation as a REIT under the Code, Parent shall (1) promptly notify the Company, (2) make reasonable effort to permit the Company to review and comment on such action, and (3) take such action;

(xvii)       (A) make, change or rescind any material election relating to Taxes (it being understood, for the avoidance of doubt, that nothing in this Agreement shall preclude Parent from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (B) change a material method of Tax accounting, (C) file an amendment to any material Tax Return, (D) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (E) enter into any material closing agreement related to Taxes, (F) consent (other than in the ordinary course of business consistent with past practice) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or (G) surrender any right to claim any material refund of Taxes; except in each case as necessary or appropriate, as determined in consultation with the Company, to preserve the status of any Parent Subsidiary as a partnership or disregarded entity for United States federal income Tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, if an action described in clauses (A)-(G) is required by Law or is necessary to preserve Parent’s qualification for taxation as a REIT under the Code, Parent shall (1) promptly notify the Company, (2) make reasonable effort to permit the Company to review and comment on such action and (3) take such action;

(xviii)      take, or agree to take, any action, or knowingly fail to take any action, which action or failure could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix)        enter into, amend or modify any Parent Tax Protection Agreement, or take any action or knowingly fail to take any action that would give rise to a material liability with respect to any Parent Tax Protection Agreement;

(xx)         authorize or adopt, or publicly propose, a plan of merger, complete or partial liquidation, consolidation, recapitalization or bankruptcy reorganization;

(xxi)         amend or modify the compensation payable by Parent to J.P. Morgan Securities LLC in connection with the Merger or the other transactions contemplated hereby, which compensation is set forth in Section 5.20 of the Parent Disclosure Letter, in a manner adverse to Parent or any Parent Subsidiary; or

(xxii)       authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b)            Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.11, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification for taxation as a REIT under the Code or to eliminate or reduce entity level income or excise Taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) for any period or portion thereof ending on or prior to the Closing Date (including by making any dividend or other distribution payments to stockholders of Parent in accordance with Section 7.11 (a “Special Parent Distribution”)).

(c)            Notwithstanding anything to the contrary set forth in this Agreement, as long as the Commitment Letter remains in full force and effect, Parent and the Parent Subsidiaries shall be prohibited from (i) selling, pledging, assigning, transferring to a third party, leasing, licensing, disposing of or encumbering, the Parent Commitment Letter Properties, or effecting a deed in lieu of foreclosure on the Parent Commitment Letter Properties, or agreeing to do any of the foregoing, unless any such Lien thereon will be discharged prior to or in conjunction with the Closing or is a Parent Permitted Lien, (ii) incurring, creating or assuming any Indebtedness or assuming, guaranteeing or endorsing, or otherwise becoming responsible (whether directly, contingently or otherwise) for the Indebtedness on behalf of, on the Parent Commitment Letter Properties, unless any such Indebtedness will be terminated prior to or in conjunction with the Closing, or (iii) subject to Section 7.15, taking any other action with respect to the Parent Commitment Letter Properties or the owners thereof that would violate the terms of, or hinder or frustrate the completion of any condition in, the Commitment Letter, in each case, without the consent of the Company (such consent not to be unreasonably withheld or delayed).

(d)            Parent shall (i) use reasonable best efforts to obtain the opinions of counsel referred to in Section 8.3(d) and Section 8.3(e), (ii) deliver to Wachtell, Lipton, Rosen & Katz (or other nationally recognized law firm reasonably satisfactory to Parent) and Sullivan & Cromwell LLP (or other nationally recognized law firm reasonably satisfactory to the Company) an officer’s certificate in a form substantially similar to Exhibit C, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of Parent, (a “Parent Tax Representation Letter”), and (iii) deliver to Company REIT Counsel and Parent REIT Counsel an officer’s certificate in a form substantially similar to other officer’s certificates pertaining to REIT tax compliance delivered by Parent to Parent REIT Counsel from time to time, dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Company REIT Counsel and Parent REIT Counsel to render the opinions described in Section 8.2(d) and Section 8.3(d), respectively, on the Closing Date.

Section 6.3              Other Actions. Each Party agrees that, during the Interim Period, except as contemplated or permitted by this Agreement, including as permitted by Section 7.3, such Party shall not, directly or indirectly, without the prior written consent of the other Party, take or cause to be taken any action that would reasonably be expected to prevent or materially delay consummation of the Merger or the other transactions contemplated hereby, or enter into any agreement to or otherwise make a commitment, to take any such action.

Article 7

ADDITIONAL COVENANTS

Section 7.1             Preparation of Form S-4 and Joint Proxy Statement; Shareholder Approvals.

(a)            As promptly as reasonably practicable following the date of this Agreement (and in any event, within 45 days thereafter), (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC as part of the Form S-4 the Joint Proxy Statement in preliminary form relating to the Company Shareholder Meeting and the Parent Shareholder Meeting, and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus, for the registration under the Securities Act of the Parent Common Shares to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger unless this Agreement is terminated pursuant to Section 9.1. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares of beneficial interest or other equity interests to the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other’s counsel such representations as are reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the registration or qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use reasonable best efforts to take any other action reasonably required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Shares as may be reasonably requested in connection with any such actions.

(b)            If, at any time prior to the receipt of the Company Shareholder Approval or the Parent Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to holders of the Company Common Shares and holders of the Parent Common Shares. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.12, Section 5.12, and this Section 7.1, any information concerning or related to the Company, the Company Subsidiaries or the Company Shareholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, the Parent Subsidiaries or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c)            As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the holders of the Company Common Shares entitled to vote at the Company Shareholder Meeting and to hold the Company Shareholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall include the Company Board Recommendation in the Joint Proxy Statement and shall use its reasonable best efforts to obtain the Company Shareholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(d). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting; provided that the Company Shareholder Meeting may not be postponed or adjourned to a date after the date that is three (3) Business Days prior to the Outside Date.

(d)            As promptly as reasonably practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Parent entitled to vote at the Parent Shareholder Meeting and to hold the Parent Shareholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall include the Parent Board Recommendation in the Joint Proxy Statement and use its reasonable best efforts to obtain the Parent Shareholder Approval, except to the extent that the Parent Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(d). Notwithstanding the foregoing provisions of this Section 7.1(d), if, on a date for which the Parent Shareholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Common Shares to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Shareholder Meeting; provided that the Parent Shareholder Meeting may not be postponed or adjourned to a date that is after the date that is three (3) Business Days prior to the Outside Date.

(e)            The Company and Parent will use their respective reasonable best efforts to hold the Company Shareholder Meeting and the Parent Shareholder Meeting on the same date and as promptly as reasonably practicable after the date of this Agreement.

Section 7.2             Access; Confidentiality.

(a)            During the Interim Period, to the extent permitted by applicable Law, the Company, on the one hand, and Parent, on the other hand, shall, and the Company and Parent shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, and their respective Representatives to, afford to the other Party and its Representatives reasonable access (including for the purpose of coordinating transition planning) during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments and records and to their officers, accountants, manager’s employees, counsel and other Representatives, and those of the Company Subsidiaries or the Parent Subsidiaries, as applicable, and, during such period, each Party shall reasonably promptly make available to the other Party, such information (financial or otherwise) concerning its business and properties as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.2 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) relating to meetings or deliberations of its board of trustees (or an authorized committee thereof) or communications among the members thereof or with their Representatives, (B) relating to the consideration, negotiation or performance of this Agreement and related agreements, (C) the disclosure of which would violate any Law, legal duty or contractual obligation (in the case of a contractual obligation, which is in effect on the date hereof) of the Party or any of its Representatives to any third party (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law, legal duty or contractual obligation and provided, further, however that this subclause (C) shall not apply to any contractual obligation pursuant to an Acceptable Confidentiality Agreement), or (D) if it would jeopardize attorney work product or attorney-client privilege.

(b)            Each of the Parties will hold, and will cause its Representatives and Affiliates to hold, and will use its reasonable best efforts to cause any Financing providers to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement as if such Party was a “Recipient” as defined therein.

Section 7.3             No Solicitation; Change in Recommendation.

(a)            Except as expressly permitted by this Section 7.3, during the Interim Period, Parent and the Company shall, and shall cause the Parent Subsidiaries and the Company Subsidiaries, respectively, and their respective Representatives, (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal (or that may be ongoing with respect to any inquiry or proposal that may be reasonably expected to lead to a Competing Proposal), request that any such Person and its Representatives promptly return or destroy all confidential information concerning Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries and immediately terminate all physical and electronic data room access granted to any such Person or its Representatives and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal, or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”). It is agreed that any violation of the restrictions set forth in this Section 7.3(a) by any of the Parent Subsidiaries or the Company Subsidiaries shall be deemed to be a breach of this Section 7.3(a) by Parent or the Company, as applicable.

(b)            Notwithstanding anything to the contrary contained in Section 7.3(a), if a Party or any Parent Subsidiary or Company Subsidiary, as applicable, receives a written Competing Proposal (such Party, the “Proposal Recipient”) from any Person or group of Persons at any time on or after the date of this Agreement and prior to obtaining the Parent Shareholder Approval or the Company Shareholder Approval, as applicable, that the Proposal Recipient’s board of trustees or Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was received in circumstances not involving a material breach by the Proposal Recipient of this Section 7.3, the Proposal Recipient may, or may cause its Representatives to, in response to such Competing Proposal, and subject to compliance with Section 7.3(c), (i) contact such Person or group of Persons to clarify the terms and conditions thereof, (ii) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Proposal Recipient and the Parent Subsidiaries or the Company Subsidiaries, as applicable, to the Person or group of Persons who has made such Competing Proposal; provided that the Proposal Recipient shall, prior to or concurrently with the time such information is provided to such Person or group of Persons, provide to the other Party any non-public information concerning the Proposal Recipient or any of the Parent Subsidiaries or the Company Subsidiaries, as applicable, that is provided to any such Person or group of Persons which was not previously provided to the other Party or its Representatives, and (iii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal.

(c)            The Proposal Recipient shall (i) promptly, and in any event no later than forty eight (48) hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, advise the other Party in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms of such Competing Proposal and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information and (ii) keep the other Party reasonably advised of all material developments affecting the terms (including all changes to the material terms) and status of such Competing Proposal, including the status of discussions or negotiations regarding such Competing Proposal.

(d)            Except as expressly permitted by this Section 7.3(d), neither the Parent Board (or an authorized committee thereof) nor the Company Board (or an authorized committee thereof) shall (i)(A) in the case of the Parent Board (or an authorized committee thereof), fail to recommend to the holders of the Parent Common Shares that the Parent Shareholder Approval be given or fail to include the Parent Board Recommendation in the Joint Proxy Statement, and, in the case of the Company Board (or an authorized committee thereof), fail to recommend to the holders of the Company Common Shares that the Company Shareholder Approval be given or fail to include the Company Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify the Parent Board Recommendation (or the Parent Special Committee’s recommendation to the Parent Board with respect to the Merger or the other transactions contemplated hereby) or the Company Board Recommendation (or the Company Special Committee’s recommendation to the Company Board with respect to the Merger or the other transactions contemplated hereby), as applicable, in each case in a manner adverse to the other Party, or (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, a Competing Proposal (actions described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit Parent or the Company, as applicable, or any of the Parent Subsidiaries or the Company Subsidiaries, as applicable, to enter into any Acquisition Agreement. Notwithstanding anything to the contrary herein, prior to the time the Parent Shareholder Approval, in the case of Parent, or the Company Shareholder Approval, in the case of the Company, is obtained, the Parent Board (or an authorized committee thereof) or the Company Board (or an authorized committee thereof), as applicable, may (A) in the case of clause (I) or (II) below, make an Adverse Recommendation Change, and/or (B) in the case of clause (I) below only, terminate this Agreement pursuant to Section 9.1(c)(iii), in the case of Parent, or Section 9.1(d)(iii), in the case of the Company, if (I)(x) a written Competing Proposal is received by it and such Competing Proposal is not withdrawn and (y) prior to taking such action, the Proposal Recipient’s board of trustees (or an authorized committee thereof) has determined in good faith after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal, or (II) an Intervening Event occurs with respect to Parent or the Company and the Parent Special Committee or the Company Special Committee, as applicable, determines in good faith, after consultation with its outside legal counsel, that failure to effect an Adverse Recommendation Change would be inconsistent with its trustees’ duties under applicable Law of the State of Maryland; provided, however, that the Parent Board (or an authorized committee thereof) or the Company Board (or an authorized committee thereof), as applicable, may not take any action contemplated by clause (A) or (B) of this sentence unless:

(1)            if such action is taken in connection with a Competing Proposal, (w) the Proposal Recipient has given the other Party at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.3(c) as well as a copy of any proposal and any then-existing drafts of the definitive agreement and other material documentation providing for such Competing Proposal), (x) the Proposal Recipient has negotiated in good faith with the other Party, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute (in the good faith determination of the Proposal Recipient’s board of trustees (or an authorized committee thereof other than the Special Committee) or the Special Committee after consultation with its financial advisor and outside legal counsel) a Superior Proposal, (y) following the end of such notice period, the Proposal Recipient’s board of trustees (or an authorized committee thereof other than the Special Committee), in each case acting on the recommendation of the Special Committee, or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by the other Party and shall have determined that, after consultation with its financial advisor and outside legal counsel, the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and (z) in the event of any change to the material terms of such Superior Proposal, the Proposal Recipient shall, in each case, have delivered to the other Party an additional notice consistent with that described in subclause (w) above and the foregoing period shall have recommenced, except that the foregoing period shall be the greater of (I) the remainder of the original period and (II) one (1) Business Day; and

(2)           if such action is taken in connection with any such Intervening Event, (x) Parent or the Company, as applicable, has given the other Party at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall include in reasonable detail the basis for such action), (y) such Party has negotiated in good faith with the other Party, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that the failure to make an Adverse Recommendation Change would no longer be inconsistent with its trustees’ duties under applicable Law of the State of Maryland, and (z) following the end of such notice period, the Parent Board (or an authorized committee thereof other than the Parent Special Committee) or the Parent Special Committee or the Company Board (or an authorized committee thereof other than the Company Special Committee) or the Company Special Committee, as applicable, shall have considered in good faith any proposed revisions to this Agreement proposed in writing by the other Party and shall have determined, after consultation with its outside legal counsel, that the failure to make an Adverse Recommendation Change would still be inconsistent with its trustees’ duties under applicable Law of the State of Maryland if such revisions were to be given effect.

(e)            Except to the extent provided in Section 7.3(c) or Section 7.3(d), nothing in this Section 7.3 shall prohibit the Parent Board (or an authorized committee thereof) or the Company Board (or an authorized committee thereof) from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Competing Proposal; provided that, if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation or the Company Board Recommendation, as applicable, such disclosure shall be deemed to be an Adverse Recommendation Change. Notwithstanding anything in this Agreement to the contrary, the Company Board shall not be required to submit this Agreement to the holders of the Company Common Shares if the Company Board shall have effected an Adverse Recommendation Change permitted by this Section 7.3, and the Parent Board shall not be required to submit this Agreement to the holders of the Parent Common Shares if the Parent Board shall have effected an Adverse Recommendation Change permitted by this Section 7.3.

(f)            As used in this Agreement, a “Competing Proposal” means any proposal or offer from any Person (other than the other Party) or “group,” within the meaning of Section 13(d) of the Exchange Act, to a Party relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase of twenty percent (20%) or more of the consolidated assets (including equity interests in subsidiaries) of such Party (based on the fair market value thereof, as determined in good faith by the board of trustees of such Party (or an authorized committee thereof), as applicable, after consultation with such Party’s financial advisor and outside legal counsel), as applicable, or assets comprising twenty percent (20%) or more of the revenues or earnings on a consolidated basis of such Party, (ii) acquisition of twenty percent (20%) or more of the outstanding equity securities of such Party or any class of equity securities of such Party, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of any class of equity securities of such Party, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Party or any Parent Subsidiary or Company Subsidiary, as applicable, that comprise twenty percent (20%) or more of the assets, revenues or earnings on a consolidated basis of such Party, as applicable, or (v) any combination of the foregoing types of transactions, if the sum of the percentage of consolidated assets, revenues or earnings and any class of equity securities of such Party involved is twenty percent (20%) or more. For the avoidance of doubt, in no event shall any of the sales or dispositions of Company Properties set forth in Section 6.1(a)(vii) of the Company Disclosure Letter or Parent Properties set forth in Section 6.2(a)(vii) of the Parent Disclosure Letter constitute, individually or in the aggregate, a Competing Proposal.

(g)            As used in this Agreement, a “Superior Proposal” means a bona fide written Competing Proposal (except that, for purposes of this definition, the references in the definition of “Competing Proposal” to “twenty percent (20%) or more” shall be replaced by “more than fifty percent (50%)”) made by a Person or “group,” within the meaning of Section 13(d) of the Exchange Act, on terms that the Proposal Recipient’s board of trustees (or an authorized committee thereof other than the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and any other aspects of such proposal that it deems relevant, including the identity of the Person making such proposal, financing terms and conditions to consummation, as well as any changes to the terms of this Agreement proposed by the other Party in response to such proposal or otherwise, (i) would, if consummated, result in a transaction that is more favorable to the holders of the Proposal Recipient’s equity interests (solely in their capacity as such) from a financial point of view than the Merger and the other transactions contemplated hereby, and (ii) is reasonably likely to receive all required approvals from any Governmental Authority and otherwise reasonably likely to be consummated on the terms proposed.

Section 7.4             Public Announcements. The initial press releases and initial investor presentations with respect to the execution and delivery of this Agreement shall be reasonably agreed upon by Parent and the Company. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.3, so long as this Agreement is in effect, the Parties hereto shall, to the extent reasonable under the circumstances, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement, the Merger or any of the other transactions contemplated hereby and provide such Party with an opportunity to review and comment upon such press release or other public announcement or filing, which comments the other Party shall consider in good faith; provided that a Party may, without consulting with or pursuing the other Party’s review, issue such press release or make such public statement or filing with respect to this Agreement, the Merger or any of the other transactions contemplated hereby (i) to the extent the statements therein relating to this Agreement, the Merger or any of the other transactions contemplated hereby are consistent with those previously issued or made in accordance with this Section 7.4 or (ii) as may be required by Law, Order or the applicable rules of Nasdaq.

Section 7.5              Indemnification; Trustees’, Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, the Surviving Entity shall honor, assume and comply with, to the fullest extent permissible under applicable Law, the obligations of the Company immediately prior to the Effective Time with respect to indemnification, advancement of expenses and exculpation and related matters, under the Company Governing Documents in effect on the date hereof, and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to individuals who at or prior to the Effective Time were officers, trustees or directors of the Company or a Company Subsidiary and covered by Company Governing Documents or Indemnification Agreements (the “Covered Persons”), in each case arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including, but not limited to, in connection with the recommendation and/or approval of this Agreement, the Merger and the other transactions contemplated hereby.

(b)            Without limiting the provisions of Section 7.5(a), for a period of six (6) years after the Effective Time, the Surviving Entity shall: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement, the Merger and any of the other transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking, substantially in the form of that required under the Indemnification Agreements or in such other form as may be required by applicable Law as in effect at such time, by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined by order of a court, regulatory authority or authorized adjudicating body that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 7.5 or elsewhere in this Agreement, (x) the Surviving Entity shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of a Covered Person for which indemnification may be sought under this Section 7.5(b) without the Covered Person’s prior written consent unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation, (y) the Surviving Entity shall not be liable for any settlement effected without its prior written consent and (z) the Surviving Entity shall not have any obligation hereunder to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c)            For a period of six (6) years after the Effective Time, (i) the declaration of trust and bylaws of the Surviving Entity shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents; and (ii) the Surviving Entity shall (A) except to the extent such agreement provides for an earlier termination, cause to be maintained in effect the provisions regarding elimination of liability, indemnification and advancement of expenses in any other agreements of the Company or Company Subsidiaries with any Covered Persons that are in existence on the date of this Agreement and (B) not amend, modify or repeal such provisions in any manner that would materially and adversely affect the rights or protections thereunder of any such Covered Person in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder).

(d)            For a period of six (6) years after the Effective Time, the Surviving Entity shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by or on behalf of the Company (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former trustees, directors and officers of the Company and the Company Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the Merger and the other transactions contemplated hereby); provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 450% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance that, in its good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. In lieu of both of the foregoing, the Company may, in consultation with Parent (and at the request of Parent, the Company shall use its reasonable best efforts to), obtain at or prior to the Effective Time a six-year tail policy with respect to some, but not all, of the layers within the existing directors and officers liability insurance program maintained by or on behalf of the Company providing equivalent coverage to that described in the first sentence of this Section 7.5(d), in which case all layers as to which no tail policy has been purchased must be maintained by the Surviving Entity according to the requirements of the first sentence of this Section 7.5(d); provided, that in no event shall the Surviving Entity be obligated to expend an amount for the benefit of the Covered Persons only that, in aggregate, is in excess of the Premium Cap in respect of its obligations under this sentence and the first sentence of this Section 7.5(d); provided, further that if such premiums for such insurance would exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance that, in its good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap in respect of all layers as to which no tail policy has been purchased. In all events, the cost of insurance required to be purchased or maintained pursuant to this subparagraph shall be borne by the Surviving Entity.

(e)            In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves or winds up, or transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, or such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 7.5.

(f)             The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 7.5 and from and after the Effective Time this Section 7.5 shall not be terminated or amended in a manner that is materially adverse to a Covered Person without such Covered Person’s consent.

Section 7.6             Appropriate Action; Consents; Filings.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall, and shall cause the Company Subsidiaries and Parent Subsidiaries, as applicable, and their respective Representatives to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated hereby, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated hereby and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated hereby, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement and/or the consummation of the Merger or the other transactions contemplated hereby, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

(b)            In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause the Company Subsidiaries and Parent Subsidiaries, as applicable, and their respective Representatives to give) any notices to any Person, and each of Parent and the Company shall use, and cause each of the Parent Subsidiaries and the Company Subsidiaries, as applicable, to use, reasonable best efforts to obtain any consents from any Person not covered by Section 7.6(a) that are necessary, proper or advisable to consummate the Merger or the other transactions contemplated hereby. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement or the consummation of the Merger or the other transactions contemplated hereby. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger or the other transactions contemplated hereby, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone, virtually or in person) in any such meeting with such Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any Person pursuant to this Section 7.6(b) shall not be a condition to the obligations of the Parties to consummate the Merger.

(c)            In connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger or the other transactions contemplated hereby, none of the Parties, the Company Subsidiaries or the Parent Subsidiaries, or any Representatives of a Party, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Effective Time.

Section 7.7             Notification of Certain Matters; Transaction Litigation.

(a)            Each Party shall give reasonably prompt notice to the other Party of, and keep the other Party reasonably informed on a current basis with respect to, any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby.

(b)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Knowledge of Parent or Knowledge of the Company, as applicable, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company or Parent to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c)            The Company shall give prompt notice to Parent of, and keep Parent reasonably informed on a current basis with respect to, and Parent shall give prompt notice to the Company of, and keep the Company reasonably informed on a current basis with respect to, any Action or subpoena commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or the Company Subsidiaries or Parent Subsidiaries, as applicable, which relate to this Agreement, the Merger or the other transactions contemplated hereby. The Company shall give Parent the opportunity to reasonably participate in (but not control), at its own expense and subject to a customary joint defense agreement, the defense and settlement of any shareholder litigation (including arbitration proceedings) against the Company and/or its trustees relating to this Agreement, the Merger or the other transactions contemplated hereby, the right to review and comment on all filings or responses to be made by the Company in connection with any such litigation (and will in good faith take such comments into account), and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in (but not control), at its own expense and subject to a customary joint defense agreement, the defense and settlement of any shareholder litigation (including arbitration proceedings) against Parent and/or its trustees relating to this Agreement, the Merger or the other transactions contemplated hereby, the right to review and comment on all filings or responses to be made by Parent in connection with any such litigation (and will in good faith take such comments into account), and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.8              Exchange Listing. Parent shall use its reasonable best efforts to take all steps as may be reasonably necessary to cause the Parent Common Shares to be issued in the Merger to be listed for trading on Nasdaq prior to the Closing Date, subject to official notice of issuance.

Section 7.9             Section 16 Matters. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be necessary to cause any dispositions of Company Common Shares or acquisitions of Parent Common Shares (including derivative securities with respect to Company Common Shares or Parent Common Shares, as applicable) resulting from the Merger or the other transactions contemplated hereby by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent applicable.

Section 7.10            Delisting and Deregistering of Company Common Shares. Parent and the Surviving Entity shall use their reasonable best efforts to cause the Company Common Shares to be de-listed from Nasdaq and de-registered under the Exchange Act promptly following the Effective Time.

Section 7.11            Dividends.

(a)            In the event that a cash distribution with respect to the Company Common Shares is permitted under the terms of this Agreement, has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid immediately prior to the Effective Time to the holders of such Company Common Shares on such record date.

(b)            Without limiting the restrictions set forth in Section 6.1, any dividend declared by the Company Board after the date hereof to holders of the Company Common Shares shall have the same declaration, record and payment dates as the dividend declared by the Parent Board to holders of Parent Common Shares. Parent shall provide the Company information about the declaration, record and payment date of each dividend anticipated to be declared to holders of Parent Common Shares in advance to allow the Company to set the record and payment date in accordance with applicable Law.

(c)            If a Party (in consultation with the other Party) determines that it is necessary to declare a Special Company Distribution or a Special Parent Distribution, such Party shall notify the other Party in writing at least ten (10) Business Days prior to the Company Shareholder Meeting (in the case of a Special Company Distribution) or the Parent Shareholder Meeting (in the case of a Special Parent Distribution). In the case of a Special Company Distribution, the Merger Consideration shall be decreased by an amount equal to such Special Company Distribution, which shall be effected by reducing the Exchange Ratio by an amount equal to the product of (i) the then-applicable Exchange Ratio multiplied by (ii) the quotient obtained by dividing (A) the per-share amount of such Special Company Distribution by (B) $1.24. In the case of a Special Parent Distribution, the Merger Consideration shall be increased by an amount equal to such Special Parent Distribution, which shall be effected by increasing the Exchange Ratio by an amount equal to the product of (I) the then-applicable Exchange Ratio multiplied by (II) the quotient obtained by dividing (1) the per-share amount of such Special Parent Distribution by (2) $11.55. The record date and payment date for any dividend payable pursuant to this Section 7.11(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.12            Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary such that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated hereby, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary such that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated hereby.

Section 7.13            Certain Tax Matters.

(a)            Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall take any action, or knowingly fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the receipt of the opinions described in Section 8.2(e) and Section 8.3(e), the Parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)            Transfer Taxes. Parent shall, with the Company’s cooperation and assistance, prepare, execute and file (or cause to be prepared, executed and filed) all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, share transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”), and shall cooperate to minimize the amount of Transfer Taxes to the extent permitted by applicable Law. From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares, all Transfer Taxes.

Section 7.14            Subsidiaries. Parent shall cause each Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement on the terms and conditions set forth in this Agreement. The Company shall cause each Company Subsidiary to comply with and perform all of its obligations under or relating to this Agreement.

Section 7.15            Financing.

(a)            Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the Financing on or prior to the Closing Date in an amount sufficient, together with any available cash of the Parties and their respective Subsidiaries, to fund the Merger Financing Amount, including by using reasonable best efforts to:

(i)            maintain in effect the Commitment Letter (unless the Committed Financing has been fully replaced with other debt financing in compliance with the terms of Section 7.15(f)),

(ii)           negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”),

(iii)          satisfy on a timely basis all conditions to the funding of the Financing and the Definitive Agreements (or, if necessary or deemed advisable by Parent, seek the waiver of such conditions applicable to Parent contained in the Financing or such Definitive Agreements), including (unless and until the Committed Financing has been fully replaced with other financing in compliance with the terms of Section 7.15(f)) using reasonable best efforts to (w) provide diligence information requested by the Financing Entities party to the Commitment Letter, (x) obtain third-party reports (including the reliance language contained therein) with respect to the Parent Commitment Letter Properties, including (A) engineering reports, (B) Phase I environmental reports (and Phase II if recommended), (C) a seismic report (if applicable), including SEL/SUL calculations, (D) title insurance and survey with such endorsements as Lender shall reasonably request, (E) zoning report and (F) FIRREA compliant appraisals, in each case in form and substance reasonably acceptable to the Financing Entities party to the Commitment Letter, (y) provide estoppels (including from any tenants, ground lessors or condominium or REA counterparties) and SNDAs and (z) create a transaction steps memorandum in connection with the Committed Financing satisfactory to the Financing Entities party to the Commitment Letter, and

(iv)          comply with Parent’s obligations under the Commitment Letter and the Definitive Agreements, and cause the Financing Entities party to the Commitment Letter to comply with their respective obligations thereunder, including to fund the Committed Financing if it is required in order for Parent to fund the Merger Financing Amount on the Closing Date.

(b)            In the event that the Closing Date is not expected to occur on or prior to June 30, 2023, Parent shall deliver a written notice to the Financing Entities party to the Commitment Letter to extend the expiration date thereunder to September 30, 2023 and pay the related extension fee in a timely manner so that such expiration date is so extended, unless, prior to the date on which such notice is due, the Committed Financing has been fully replaced with other debt financing in compliance with the terms of Section 7.15(f). Parent shall enforce its rights under the Commitment Letter and the Definitive Agreements in a timely and diligent manner. Except as permitted pursuant to Section 7.15(f), Parent shall not, without the prior written consent of the Company and the Company Special Committee (in each case, not to be unreasonably withheld or delayed), (x) to the extent Parent is entitled to withhold its consent pursuant to the terms of the Commitment Letter, consent to any release of the obligations of JPMorgan Chase Bank, National Association under the Commitment Letter prior to the funding of the loan thereunder or (y) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (i) adds new or modifies any existing conditions to the consummation of all or any portion of the Financing, (ii) reduces the aggregate amount of the Financing, when together with any available cash of the Parties and their respective Subsidiaries, below the Merger Financing Amount; provided that, the aggregate amount of the Committed Financing may be reduced by the Financing Entities in accordance with the terms thereof, (iii) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to prevent or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement on the Closing Date pursuant to the terms hereof (the foregoing clauses (i) through (iv), collectively, the “Prohibited Financing Modifications”). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(c)            Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any material breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) would reasonably be expected to give rise to any material breach of or default under, the Commitment Letter by a party thereto or any termination, withdrawal or rescission of the Commitment Letter. In the event that any portion of the Committed Financing becomes unavailable, regardless of the reason therefor, unless the Committed Financing has been fully replaced with other financing in compliance with the terms of Section 7.15(f), Parent will (i) use reasonable best efforts to obtain alternative financing (in an amount sufficient, when taken together with the available portion of the Committed Financing and any available cash of the Parties and their respective Subsidiaries, to fund the Merger Financing Amount on the Closing Date) from the same or other sources that does not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Commitment Letter and (ii) promptly notify the Company of such unavailability and the reason therefor.

(d)            Parent shall use reasonable best efforts to satisfy the Parent Credit Agreement Condition as soon as practicable following the date hereof (it being understood and agreed that this Section 7.15(d) does not require Parent to accept terms that are, taken as a whole, materially less favorable than prevailing market terms available to borrowers similar to Parent, after giving effect to the Merger, with respect to industry, size, credit rating, management projections, balance sheet, assets and leverage).

(e)            At the Company’s request, Parent shall (i) keep the Company and the Company Special Committee informed on a reasonable and timely basis and in reasonable detail of the status of Parent’s efforts to arrange the Financing (including any plans to obtain financing pursuant to Section 7.15(f)) and satisfy the Parent Credit Agreement Condition, (ii) provide to the Company and the Company Special Committee copies of drafts or final versions of any engagement letters, marketing materials, term sheets, rating agency materials or definitive documents relating to the Financing or efforts to satisfy the Parent Credit Agreement Condition and (iii) reasonably consider comments provided by the Company or Company Special Committee on any such materials or documents.

(f)            Notwithstanding anything contained herein to the contrary, Parent may terminate the Commitment Letter or reduce, in whole or in part, at any time or from time to time, the aggregate amount of the Committed Financing, in the event Parent consummates, or obtains commitments to obtain, another debt financing in an amount sufficient, when taken together with any available cash of the Parties and their respective Subsidiaries reasonably expected to be available for such purpose at Closing (such amount, in the case of cash of the Company and its Subsidiaries, not to exceed an amount that the Company Special Committee reasonably considers reasonable), to fund the Merger Financing Amount on the Closing Date; provided that, any such replacement of the Committed Financing (A) shall not result in a Prohibited Financing Modification occurring with respect to any remaining portion of the Committed Financing as set forth in the Commitment Letter on the date hereof, (B) shall not contain conditions that are taken as a whole less favorable to Parent and the Company than the Committed Financing contemplated by the Commitment Letter in effect on the date hereof, (C) shall not be reasonably expected to prevent or delay the Closing or the ability of Parent to consummate the transactions contemplated by this Agreement on the Closing Date pursuant to the terms hereof and (D) in the case of any new Financing commitments, shall have an expiration date no earlier than the Outside Date. To the extent that any new Financing commitment is obtained in accordance with this Section 7.15(f), after obtaining such commitments, Parent will not make any Prohibited Financing Modification thereto or to the related definitive documentation for such Financing without the prior written consent of the Company and the Company Special Committee (in each case, not to be unreasonably withheld or delayed).

Section 7.16            Financing Cooperation. (a) The Company shall, and shall cause the Company Subsidiaries to, and each of the Company and the Company Subsidiaries shall use its reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Parent in connection with the Financing or the satisfaction of the Parent Credit Agreement Condition; provided that such requested cooperation does not unreasonably interfere with the business and operations of the Company and the Company Subsidiaries. Such cooperation shall include:

(i)            using reasonable best efforts to participate (and cause senior management and appropriate Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, road shows, lender presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies at reasonable times and places and otherwise cooperate with Parent’s marketing efforts for any of the Financing and assist Parent in obtaining ratings in connection with the Financing, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential financing sources, on the other hand; provided that Representatives of the Company shall not be required to participate in more than three meetings with lenders or prospective lenders;

(ii)           using reasonable best efforts to assist with the timely preparation and negotiation of customary rating agency presentations and materials, credit agreements, indentures, bank information memoranda, syndication documents and materials, lender presentations, offering documents, prospectuses, memoranda, investor presentations, purchase agreements, guarantees, pledge and security documents, closing certificates, and similar documents in connection with the Financing;

(iii)          using reasonable best efforts to provide information relating to the Company to assist Parent with the preparation of pro forma financial information and pro forma financial statements for Parent, and with the preparation of projections; it being agreed that Parent shall provide (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the Merger and (C) all information relating to Parent ((A) and (B), the “Parent Pro Forma Information”), it being understood that Parent is solely responsible for the preparation of any pro forma financial statements and information;

(iv)          using reasonable best efforts to (A) execute and deliver any pledge and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent; (B) give Parent reasonable access to the offices, properties, books, records and other information of the Company and the Company Subsidiaries to facilitate the granting of security in any collateral; (C) assist Parent in obtaining environmental assessments, surveys and title insurance; (D)  assist with the provision of the insurance certificates and endorsements; and (E) otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Financing;

(v)           using reasonable best efforts to furnish Parent with the Company Financing Information and such other information in the possession of Company, in each case as reasonably requested in connection with the Financing;

(vi)          at the request of Parent,

(1)           delivering notices of prepayment in respect of the Company Credit Agreement, the Company Granite Note (if not repaid prior to the Closing) or any other applicable Indebtedness (including mortgages) of the Company and the Company Subsidiaries (which shall be delivered at Parent’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) within the time periods reasonably requested by Parent,

(2)           using reasonable best efforts to deliver drafts of Payoff Documentation at least three (3) Business Days prior to the Closing and arrange for delivery of executed Payoff Documentation at least one (1) Business Day prior to Closing (subject to Parent funding the amount required to effect such payoff at Closing),

(3)           using reasonable best efforts to take all other reasonable actions reasonably requested by Parent (including actions to make available cash of the Company and the Company Subsidiaries that is reasonably available for such purposes) to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under any of the Company Credit Agreement or any other Indebtedness of the Company and the Company Subsidiaries and the release of all related Liens on the assets of the Company or any Company Subsidiaries (it being understood that the Company has no obligation to have available any specific amount of cash for such purposes), and

(4)           using reasonable best efforts to assist Parent in connection with the unwinding or novation at the Effective Time of any swaps or hedges to which the Company or any of the Company Subsidiaries is a party and designated by Parent (notice of which may be delivered at Parent’s request in advance of the Closing Date so long as permitted by the underlying swap or hedge documentation to be contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company Subsidiaries to complete such unwind or novation prior to the occurrence of the Closing Date); it being understood that Parent is responsible for paying any amounts required to effect any such unwinding or novation (such notices, together with the notices described in clause (1) and clause (3), “Financing Termination Notices”).

(vii)         to the extent required by the Financing providers, executing and delivering customary authorization letters to the Financing providers authorizing the distribution of information regarding the Company to prospective lenders or investors in connection with the Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company or the Company Subsidiaries or their securities, and a customary representation as to the accuracy of the information relating to the Company contained in the disclosure and marketing materials related to the Financing (“Financing Authorization Letters”);

(viii)        to the extent required by the Financing providers, using reasonable best efforts to cause its independent auditors to provide customary assistance and customary comfort letters in connection with any Capital Markets Financing;

(ix)          using reasonable best efforts to (A) take actions requested by Parent to enable Parent to benefit from the Company’s existing lending relationships in connection with the marketing and syndication of the Financing, (B) provide the Financing Entities with any information regarding the Company reasonably requested in connection with their performance of due diligence in connection with the Financing, including any information related to the Company Commitment Letter Properties reasonably necessary for the Committed Financing, and (C) assist Parent in obtaining credit ratings;

(x)           to the extent required or customary for the Financing, using reasonable best efforts to take all reasonable and customary actions necessary and requested by Parent to (A) permit the Financing providers to evaluate the Company and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, or in connection with collateral audits or due diligence examinations, and (B) permit Parent to establish bank and other accounts and blocked account agreements and lock-box arrangements in connection with the Financing;

(xi)          to the extent requested at least ten (10) Business Days prior to the Closing Date and required by the Financing Entities, furnishing Parent and the Financing Entities at least three (3) Business Days prior to the Closing Date with all documentation and other information relating to the Company and the Company Subsidiaries that any lender providing or arranging the Financing has determined is required to comply with requirements by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership Laws, including a customary beneficial ownership certification in relation to the Company;

(xii)         so long as the Commitment Letter remains in full force and effect and the Parent is pursuing the Committed Financing, with respect to the Company Commitment Letter Properties and other properties in connection with the Financing, using reasonable best efforts to obtain third-party reports (including the reliance language contained therein): (A) engineering reports, (B) Phase I environmental reports (and Phase II if recommended), (C) a seismic report (if applicable), including SEL/SUL calculations, (D) title insurance and survey with such endorsements as Lender shall reasonably request, (E) zoning report and (F) FIRREA compliant appraisals, in each case in form and substance reasonably acceptable to the Financing Entities;

(xiii)        to the extent required by or customary for the Financing, using reasonable best efforts to cooperate in the preparation of a transaction steps memorandum in connection with the Financing, solely with respect to portions relating to the Company and Company Subsidiaries;

(xiv)        to the extent required by or customary for the Financing, using reasonable best efforts to facilitate the pledging of the Company Commitment Letter Properties and other collateral in connection with the Financing; provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of their officers or employees involved;

(xv)         to the extent reasonably requested by the Financing Parties, using reasonable best efforts to provide estoppels (including from any tenants, ground lessors or condominium or REA counterparties) and SNDAs relating to the Company Commitment Letter Properties;

(xvi)        using reasonable best efforts to provide Parent, the Financing Parties and their respective Representatives reasonably timely and customary access, upon reasonable request and notice, to conduct site visits and inspections at the Company Commitment Letter Properties and other properties as Parent or the Financing Parties reasonably deem necessary during normal business hours to complete their reasonable and customary due diligence; provided that (A) the same shall not unreasonably interfere with the normal operations of the Company Commitment Letter Properties and such other properties and (B) the Company shall be entitled to have representatives present at all times during such site visits; and

(xvii)       using reasonable best efforts to assist Parent in satisfying the Parent Credit Agreement Condition prior to the Closing Date.

(b)            Notwithstanding anything in this Section 7.16 and Section 7.17 to the contrary, in fulfilling its obligations pursuant to this Section 7.16 and Section 7.17, the Company (and the Company Subsidiaries) will not be required to: (i) prior to the Effective Time, pay or incur any commitment or other fee or any out-of-pocket expense (other than customary expenses (not including any fees or similar amounts payable to financing sources, or payments to rating agencies, all of which shall be made by Parent) in connection with the cooperation described in this Section 7.16 or Section 7.17 that are promptly reimbursed by Parent); (ii) prior to the Closing Date, pass resolutions or consents or approve or authorize the execution of, or execute, the Financing or the definitive documentation or other agreements related thereto (other than (A) Financing Termination Notices, (B) Financing Authorization Letters and (C) Specified Consent and Tender Consent Documentation); (iii) cause any director, officer or employee of the Company or any of the Company Subsidiaries to incur any personal liability; (iv) take or permit the taking of any action that would (A) cause any representation or warranty in this Agreement to be breached by the Company (unless Parent waives such breach prior to the Company or its Subsidiaries taking such action), (B) conflict with the organizational documents of the Company or any of its Subsidiaries (as in effect on the date hereof) or any applicable Laws, (C) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract existing as of the date hereof to which the Company or any of its Subsidiaries is a party or (D) require the Company, any of its Subsidiaries or any of their Representatives to provide access to or disclose information that is legally privileged or (v) prepare any financial statements (other than the Company Financing Information) that are not prepared in the ordinary course of its financial reporting practice.

(c)            Parent shall, upon request by the Company or the Company Special Committee, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses and attorney’s fees incurred by the Company (or any of the Company Subsidiaries) in connection with fulfilling its obligations pursuant to this Section 7.16. Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and its and their respective directors, officers and employees from and against any and all liabilities, losses, damages, claims, costs and expenses actually suffered or incurred by them in connection with the Financing or any actions taken pursuant to this Section 7.16, except in the event such loss or damage results from (i) the gross negligence, willful misconduct, fraud or bad faith of the Company or the Company Subsidiaries or, in each case, their respective Representatives or (ii) any information provided to Parent in writing by the Company or the Company Subsidiaries for inclusion in any materials relating to the Financing.

(d)            In connection with a Capital Markets Financing, (x) the Company will use its reasonable best efforts, and will cause each of the Company Subsidiaries to use its reasonable best efforts, to update any Company Financing Information provided to Parent and the Financing providers as may be necessary so that such Company Financing Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Company Financing Information”, in each case for the period contemplated in the definition of Compliant; and (y) the Company will notify Parent if any of the Company Financing Information or any other information provided pursuant to this Section 7.16 is found to have contained any untrue statement of a material fact or to have omitted to state a material fact necessary in order to make the statements contained therein not materially misleading.

(e)            For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and the Company Subsidiaries under this Section 7.16 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date so long as such cooperation would not reasonably be expected to delay, hinder or prevent the Closing.

(f)            The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(g)            Notwithstanding anything to the contrary in this Agreement, the Company’s breach of or failure to comply with any of the covenants required to be performed by it under this Section 7.16 shall not be considered in determining the satisfaction of the condition set forth in Section 8.2(b), unless such breach or failure to comply is the direct cause of Parent being unable to obtain the proceeds of the Financing or of the failure of the Parent Credit Agreement Condition to be satisfied at the Closing.

(h)            For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 7.16 represent the sole obligation of the Company (and its Representatives and Affiliates) with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and no other provision of this Agreement shall be deemed to expand or modify such obligations.

Section 7.17            Company Consent Solicitation. Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, with respect to the Company Notes and the Company Notes Indentures to use reasonable best efforts to:

(a)            if reasonably requested by Parent, commence a consent solicitation with respect to any series of Company Notes to seek to obtain the requisite consents from holders of such series of Company Notes needed to amend, eliminate or waive certain sections of the applicable Company Notes Indenture specified by Parent (a “Company Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (i) Parent shall be responsible for preparation of the Company Notes Consent Solicitation Documents (as defined below) and (ii) Parent shall consult with the Company regarding the material terms and conditions of any Company Notes Consent Solicitation, including the timing and commencement of any Company Notes Consent Solicitation and any deadlines, and afford the Company and its counsel a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture, press release and other related documents in connection with such Company Notes Consent Solicitation (the “Company Notes Consent Solicitation Documents”) and Parent will give reasonable consideration to the comments, if any, raised by the Company and its counsel. The Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Representatives to use reasonable best efforts to provide, all cooperation reasonably requested by Parent in connection with any Company Notes Consent Solicitation. In connection with any Company Notes Consent Solicitation, Parent may select one or more solicitation agents in consultation with the Company to provide assistance in connection therewith and their fees and out-of-pocket expenses will be paid directly by Parent. The Company shall waive any of the conditions to any Company Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause such Company Notes Consent Solicitation to violate applicable Law, and the Company shall not, without the prior written consent of Parent, waive any condition to any Company Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any Company Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of any Company Notes Consent Solicitation, assuming the requisite consent from the holders of the applicable series of Company Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall cause an appropriate supplemental indenture (the “Company Notes Supplemental Indenture”) to become effective providing for the amendments of the applicable Company Notes Indenture contemplated in the Company Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a Company Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of any Company Notes Supplemental Indenture shall be reasonably satisfactory to Parent; and

(b)            if requested by Parent, commence a tender offer and/or an exchange offer as specified by Parent, with respect to all or a portion of the outstanding Company Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (each, a “Company Notes Offer”); provided that (i) Parent shall be responsible for preparation of the Company Notes Offer Documents (as defined below) and (ii) Parent shall consult with the Company regarding the material terms and conditions of any Company Notes Offer, including the timing and commencement of any Company Notes Offer and any deadlines, and afford the Company and its counsel a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, press release and other related documents in connection with such Company Notes Offer (the “Company Notes Offer Documents”) and Parent will give reasonable consideration to the comments, if any, raised by the Company and its counsel. The terms and conditions specified by Parent for a Company Notes Offer shall be in compliance with the applicable Company Notes Indenture and any applicable Laws. The closing of a Company Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of the applicable Company Notes Offer, the Company shall accept for purchase, and purchase, the applicable Company Notes validly tendered and not validly withdrawn in such Company Notes Offer (provided that the proposed amendments to the applicable Company Notes Indenture set forth in any Company Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall use reasonable best efforts to provide, and use reasonable best efforts to cause its Representatives to use reasonable best efforts to provide, all cooperation reasonably requested by Parent in connection with any Company Notes Offer. In connection with any Company Notes Offer, Parent may select one or more dealer managers in consultation with the Company to provide assistance in connection therewith and their fees and out-of-pocket expenses will be paid directly by Parent. Any Company Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 promulgated under the Exchange Act. As applicable, the Company shall waive any of the conditions to any Company Notes Offer as may be reasonably requested by Parent (other than the condition that any Company Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause any such Company Notes Offer to violate the Securities Act and the Exchange Act, and the Company shall not, without the prior written consent of Parent, waive any condition to any Company Notes Offer or make any material change, amendment or modification to the terms and conditions of any Company Notes Offer (including any extension thereof) other than as directed by Parent.

(c)            Without limiting Section 7.17(a) and Section 7.17(b), Parent may elect to take, or cause any Affiliate thereof to take, any of the actions contemplated above, in lieu of the Company, in which case the Company shall use its reasonable best efforts to provide all assistance reasonably requested by Parent in connection therewith.

(d)            Parent shall, upon request by the Company or the Company Special Committee, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses and attorney’s fees incurred by the Company (or any of the Company Subsidiaries) in connection with fulfilling its obligations pursuant to this Section 7.17. Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and its and their respective directors, officers and employees from and against any and all liabilities, losses, damages, claims, costs and expenses actually suffered or incurred by them in connection with any actions taken pursuant to this Section 7.17, except in the event such loss or damage results from (i) the gross negligence, willful misconduct, fraud or bad faith of the Company or the Company Subsidiaries or, in each case, their respective Representatives or (ii) any information provided to Parent in writing by the Company or the Company Subsidiaries for inclusion in any Company Notes Consent Solicitation Documents or Company Notes Offer Documents.

(e)            The making or consummation of any Company Notes Consent Solicitation or Company Notes Offer shall not be a condition to Closing or considered in determining whether the condition set out in Section 8.2(b) has been satisfied.

Section 7.18            RMR Management Agreements.

(a)            At or prior to the execution of this Agreement, RMR, the Company and Parent have entered into an agreement pursuant to which, on the terms and subject to the conditions set forth therein, RMR has acknowledged and agreed that, (i) the Company shall terminate the Second Amended and Restated Business Management Agreement, dated June 5, 2015, between the Company and RMR (as amended), and the Third Amended and Restated Property Management Agreement, dated June 9, 2021, between the Company and RMR (collectively the “RMR Company Agreements”) for convenience effective upon the close of business on the Closing Date, and (ii) RMR has waived its right to receive payment of any “Full Termination Fee” (as defined therein) or any other termination fee (including any “Performance Termination Fee” (as defined therein)), under each of the RMR Company Agreements upon the termination of the RMR Company Agreements by the Company described in clause (i) of this section.

(b)            At or prior to the execution of this Agreement, in contemplation of the Merger and the other transactions contemplated hereby, RMR and Parent have entered into an amendment and restatement of the Second Amended and Restated Property Management Agreement, dated as of June 5, 2015, between Parent and RMR that is effective upon consummation of the Merger.

Section 7.19            Further Assurances. If at any time following the Effective Time the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Entity its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of any Party, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Entity and its members and officers or their designees shall be authorized to execute and deliver, in the name and on behalf of any Party, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Entity’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Party and otherwise to carry out the purposes of this Agreement.

Article 8

CONDITIONS

Section 8.1              Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger and to consummate the other transactions contemplated hereby shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by Parent and the Company, on or prior to the Closing Date, of each of the following conditions:

(a)            Shareholder Approvals. The Company shall have obtained the Company Shareholder Approval and Parent shall have obtained the Parent Shareholder Approval.

(b)            Statutes; Court Orders. No statute, rule or regulation shall have been enacted, promulgated or enforced by any Governmental Authority of competent jurisdiction applicable to the Merger, any of the other transactions contemplated hereby or the issuance of the Parent Common Shares in the Merger which prohibits or makes illegal the consummation of the Merger, any of the other transactions contemplated hereby or the issuance of the Parent Common Shares in the Merger, and there shall be no temporary, preliminary or permanent Order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger, any of the other transactions contemplated hereby or the issuance of the Parent Common Shares in the Merger.

(c)            Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

(d)            Nasdaq. The Parent Common Shares to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e)            Parent Credit Agreement. The Parent Credit Agreement Condition shall have been satisfied.

Section 8.2              Conditions to Obligations of Parent. The obligations of Parent to effect the Merger and to consummate the other transactions contemplated hereby are subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by Parent, on or prior to the Closing Date, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties set forth in Article 4 that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Capitalization), Section 4.3 (Authority), Section 4.18 (Opinion of Financial Advisor), Section 4.19 (Approval Required), Section 4.20 (Brokers) and Section 4.22 (Takeover Statutes), other than with respect to the Company JVs), that are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct (determined for this purpose without giving effect to any materiality qualification contained therein) in all material respects at and as of the Closing Date as though made at and as of the Closing Date, (iii) the representations and warranties set forth in Section 4.7(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date and (iv) all other representations and warranties set forth in Article 4 shall be true and correct (determined for this purpose without giving effect to any materiality qualification contained therein) at and as of the Closing Date as though made at and as of the Closing Date, except, in the case of this clause (iv), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b)            Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)            Delivery of Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its chief executive officer or chief financial officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)            REIT Tax Opinion. The Company shall have received and delivered to Parent a tax opinion of Company REIT Counsel, on which Parent shall be entitled to rely, dated as of the Closing Date and substantially in the form of Exhibit D.

(e)            Section 368 Opinion. Parent shall have received the written opinion of its special counsel, Wachtell, Lipton, Rosen & Katz (or another nationally recognized law firm reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz (or, if applicable, another nationally recognized law firm reasonably satisfactory to Parent) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

Section 8.3              Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated hereby are subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by the Company, on or prior to the Closing Date, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties set forth in Article 5 that are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2 (Capitalization), Section 5.3 (Authority), Section 5.18 (Opinion of Financial Advisor), Section 5.19 (Approval Required), Section 5.20 (Brokers) and Section 5.23 (Takeover Statutes), other than with respect to the Parent JVs), that are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct (determined for this purpose without giving effect to any materiality qualification contained therein) in all material respects at and as of the Closing Date as though made at and as of the Closing Date, (iii) the representations and warranties set forth in Section 5.7(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date and (iv) all other representations and warranties set forth in Article 5 shall be true and correct (determined for this purpose without giving effect to any materiality qualification contained therein) at and as of the Closing Date as though made at and as of the Closing Date, except, in the case of this clause (iv), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b)            Performance of Obligations of Parent. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of them at or prior to the Effective Time.

(c)            Delivery of Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its chief executive officer or chief financial officer (or equivalent officers) on behalf of Parent, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)            REIT Tax Opinion. Parent shall have received and delivered to the Company a tax opinion of Parent REIT Counsel, on which the Company shall be entitled to rely, dated as of the Closing Date and substantially in the form of Exhibit E.

(e)            Section 368 Opinion. The Company shall have received the written opinion of its counsel, Sullivan & Cromwell LLP (or another nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell LLP (or, if applicable, another nationally recognized law firm reasonably satisfactory to the Company) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

Article 9

TERMINATION AND FEES

Section 9.1              Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval or Parent Shareholder Approval (except as otherwise noted):

(a)            by mutual written consent of each of Parent and the Company;

(b)            by either Parent or the Company:

(i)            if the Merger shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if a material breach by such Party of any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date;

(ii)           if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated hereby, and such Order or other action shall have become final and non-appealable;

(iii)          if the Company Shareholder Approval shall not have been obtained at a duly held Company Shareholder Meeting (or at any adjournment or postponement thereof) at which the Merger has been voted upon; or

(iv)          if the Parent Shareholder Approval shall not have been obtained at a duly held Parent Shareholder Meeting (or at any adjournment or postponement thereof) at which the Merger and the issuance of Parent Common Shares in connection with the Merger has been voted upon;

(c)            by Parent:

(i)            if the Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) (a “Company Terminating Breach”) and (B) cannot be cured, or, if curable, is not cured by the Company, or waived by Parent, by the earlier of (x) the Outside Date and (y) twenty (20) days after the receipt by the Company from Parent of written notice of such breach, violation or failure and intent to terminate this Agreement hereunder; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)           if, prior to obtaining the Company Shareholder Approval, the Company or the Company Board (or an authorized committee thereof), as applicable, (A) shall have effected an Adverse Recommendation Change, (B) fails to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent following the public announcement by any Person of a Competing Proposal or an intention (whether or not conditional) to make a Competing Proposal, (C) fails to include the Company Board Recommendation in the Joint Proxy Statement, or (D) publicly announces its intention to do any of the foregoing; or

(iii)          if, prior to obtaining the Parent Shareholder Approval, the Parent Board (or an authorized committee thereof) determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.3(d); provided, that Parent shall pay the Parent Termination Fee in accordance with Section 9.3;

(d)            by the Company:

(i)            if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 8.3(a) or Section 8.3(b) (a “Parent Terminating Breach”) and (B) cannot be cured, or, if curable, is not cured by Parent, or waived by the Company, by the earlier of (x) the Outside Date and (y) twenty (20) days after the receipt by Parent from the Company of written notice of such breach, violation or failure and intent to terminate this Agreement hereunder; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii)           if, prior to obtaining the Parent Shareholder Approval, Parent or the Parent Board (or an authorized committee thereof), as applicable, (A) shall have effected an Adverse Recommendation Change, (B) fails to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of being requested to do so by the Company following the public announcement by any Person of a Competing Proposal or an intention (whether or not conditional) to make a Competing Proposal, (C) fails to include the Parent Board Recommendation in the Joint Proxy Statement, or (D) publicly announces its intention to do any of the foregoing;

(iii)          if, prior to obtaining the Company Shareholder Approval, the Company Board (or an authorized committee thereof) determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.3(d); provided, that the Company shall pay the Company Termination Fee in accordance with Section 9.3; or

(iv)         on or after July 1, 2023, if Parent breaches the covenant set forth in the first sentence of Section 7.15(b) relating to extension of the expiration date of the Commitment Letter and, as a result of such breach, the expiration date of the Commitment Letter has not been extended to the extent required thereunder; provided, that the right to terminate this Agreement pursuant to this Section 9.1(d)(iv) shall not be available if the Committed Financing has been fully replaced with other debt financing in compliance with the terms of Section 7.15(f).

Section 9.2             Notice of Termination; Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given by the terminating Party to the other Party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party, and all rights and obligations of any Party shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary, (a) the provisions of Section 7.2(b) (Access; Confidentiality), Section 7.4 (Public Announcements), this Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Termination Fee), Section 9.4 (Fees and Expenses) and Article 10 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement, and (b) subject to Section 10.11, no such termination shall relieve any Party from any liability or damages resulting from any material breach of any of such Party’s covenants or agreements set forth in this Agreement prior to such termination of this Agreement that is a consequence of a deliberate act undertaken, or a deliberate failure to act, by the breaching Party with the actual knowledge that the taking of or failure to take such act would cause a material breach of any such covenant or agreement in this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3             Termination Fee.

(a)            If this Agreement is terminated by:

(i)            the Company pursuant to Section 9.1(d)(iii);

(ii)           Parent pursuant to Section 9.1(c)(ii) (or is terminated pursuant to another provision at a time it is terminable pursuant to Section 9.1(c)(ii)); or

(iii)          either Party pursuant to Section 9.1(b)(iii) (or is terminated pursuant to another provision at a time that it is terminable pursuant to Section 9.1(b)(iii)), and, in the case of this clause (iii), (A) a Competing Proposal with respect to the Company shall have been publicly announced or made publicly known after the date of this Agreement and shall not have been publicly withdrawn at least two (2) Business Days prior to the Company Shareholder Meeting and (B) within six (6) months of the date this Agreement is so terminated, the Company enters into a definitive agreement providing for a Competing Proposal or a Competing Proposal is consummated, then the Company shall pay to Parent (or its designee), in cash, a payment in an amount equal to the Company Termination Fee (A) in the case of Section 9.3(a)(i), prior to or simultaneously with such termination, (B), in the case of Section 9.3(a)(ii), within two (2) Business Days following such termination, and (C) in the case of Section 9.3(a)(iii), at or prior to the first to occur of (1) the entry into a definitive agreement providing for a Competing Proposal referred to therein and (2) the consummation of a Competing Proposal referred to therein.

(b)            If this Agreement is terminated by:

(i)            the Parent pursuant to Section 9.1(c)(iii);

(ii)           the Company pursuant to Section 9.1(d)(ii) (or is terminated pursuant to another provision at a time it is terminable pursuant to Section 9.1(d)(ii)); or

(iii)          either Party pursuant to Section 9.1(b)(iv) (or is terminated pursuant to another provision at a time that it is terminable pursuant to Section 9.1(b)(iv)), and, in the case of this clause (iii), (A) a Competing Proposal with respect to Parent shall have been publicly announced or made publicly known after the date of this Agreement and shall not have been publicly withdrawn at least two (2) Business Days prior to the Parent Shareholder Meeting and (B) within six (6) months of the date this Agreement is so terminated, Parent enters into a definitive agreement providing for a Competing Proposal or a Competing Proposal is consummated, then Parent shall pay to the Company (or its designee), in cash, a payment in an amount equal to the Parent Termination Fee (A) in the case of Section 9.3(b)(i), prior to or simultaneously with such termination, (B), in the case of Section 9.3(b)(ii), within two (2) Business Days following such termination, and (C) in the case of Section 9.3(b)(iii), at or prior to the first to occur of (1) the entry into a definitive agreement providing for a Competing Proposal referred to therein and (2) the consummation of a Competing Proposal referred to therein.

(c)            Any payment of a Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by the Party receiving the Termination Fee (the “Receiving Party”).

(d)            If the Receiving Party decides to apply for a ruling from the IRS with respect to the tax consequences of the receipt of the Termination Fee, the Party paying the Termination Fee (the “Paying Party”) shall cooperate with the Receiving Party and use commercially reasonable efforts to provide assistance (if any) requested by the Receiving Party with respect thereto.

(e)            The Parties agree and understand that in no event shall a Party be required to pay a Termination Fee on more than one occasion. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 9.3 do not constitute a penalty and that no Party will be entitled to argue that a Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if a Party fails to promptly pay any Termination Fee due pursuant to this Section 9.3, the Party obligated to pay such Termination Fee shall also pay any reasonable and documented out-of-pocket costs and expenses incurred by the Party entitled to receive such Termination Fee in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the obligated Party. Any Termination Fee not paid when due pursuant to this Section 9.3 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Other than in the case of material breach of a Party’s covenants or agreements set forth in this Agreement prior to the termination of this Agreement that is a consequence of a deliberate act undertaken, or a deliberate failure to act, by the breaching Party with the actual knowledge that the taking of or failure to take such act would cause a material breach of any such covenant or agreement in this Agreement, the amounts payable by a Party pursuant to this Section 9.3, shall be the sole and exclusive monetary remedy of the Receiving Party and its Affiliates and Representatives in the event of a termination of this Agreement in connection with which the Termination Fee is payable by a Paying Party pursuant to this Section 9.3, and in respect of which the Termination Fee and any such additional amounts payable pursuant to this Section 9.3(e) are actually paid to the Receiving Party, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform by a Paying Party of its covenants and agreements hereunder.

(f)             The “Company Termination Fee” shall be an amount equal to the lesser of (i) $5,900,000 (the “Company Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to Parent (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants). Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within two (2) Business Days of termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance providing that Parent’s receipt of the unpaid Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, in either of which events the Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter referred to in clause (i) above within five (5) Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company. “Qualifying Income” shall mean income described in Sections 856(c)(2) and 856(c)(3) of the Code. “Tax Guidance” shall mean an opinion from counsel or other tax advisor or a ruling from the IRS. The escrow agreement shall provide that the Company shall bear all costs and expenses under the escrow agreement. Parent shall not be a party to the escrow agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the escrow agreement.

(g)            The “Parent Termination Fee” shall be an amount equal to the lesser of (i) $11,200,000 (the “Parent Base Amount”) and (ii) the maximum amount, if any, that can be paid to the Company without causing the Company to fail to meet the REIT Requirements for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to the Company (taking into account any known or anticipated income of the Company which is not Qualifying Income and any appropriate “cushion” as determined by such accountants). Notwithstanding the foregoing, in the event the Company receives Tax Guidance providing that the Company’s receipt of the Parent Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Parent Termination Fee shall be an amount equal to the Parent Base Amount and Parent shall, upon receiving notice that the Company has received the Tax Guidance, pay to the Company the unpaid Parent Base Amount within five (5) Business Days. In the event that the Company is not able to receive the full Parent Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow by wire transfer within two (2) Business Days of termination and shall not release any portion thereof to the Company unless and until the Company receives either one or a combination of the following once or more often: (i) a letter from the Company’s independent accountants indicating the maximum amount that can be paid at that time to the Company without causing the Company to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance providing that the Company’s receipt of the unpaid Parent Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, in either of which events Parent shall pay to the Company the lesser of the unpaid Parent Base Amount or the maximum amount stated in the letter referred to in clause (i) above within five (5) Business Days after Parent has been notified thereof. The obligation of Parent to pay any unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent. The escrow agreement shall provide that Parent shall bear all costs and expenses under the escrow agreement. The Company shall not be a party to the escrow agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the escrow agreement.

(h)            At the expense of the Receiving Party, the parties agree to cooperate in good faith in order to (i) maximize the portion of the applicable Termination Fee that may be distributed to the Receiving Party hereunder without causing the Receiving Party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Receiving Party’s chances of securing the favorable private letter ruling from the IRS described in Section 9.3(d) or (iii) assist the Receiving Party in obtaining the favorable tax opinion from counsel described in Section 9.3(f) or Section 9.3(g), as applicable.

Section 9.4              Fees and Expenses. Except as set forth in Section 9.3, all fees and expenses incurred in connection with Merger and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger and the other transactions contemplated hereby are consummated; provided that in the event this Agreement is terminated, the Company shall promptly reimburse Parent for fifty percent (50%) of any SEC filing fees or printing and similar costs incurred by Parent in connection with the Form S-4 and Joint Proxy Statement.

Article 10

GENERAL PROVISIONS

Section 10.1            Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 10.2            Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery, if delivered personally, or on the date of receipt, if sent by overnight courier (providing proof of delivery) to the Parties or if sent by e-mail of a .pdf attachment (providing confirmation of transmission) at the following street addresses or email addresses, as applicable (or at such other United States street address or email address for a Party as shall be specified by like notice):

(a)            if to the Company to:

Diversified Healthcare Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, Massachusetts 02458

Attention:	Jennifer Francis, President and CEO
E-mail:	jfrancis@rmrgroup.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Attention:	Melissa Sawyer and Lauren S. Boehmke
E-mail:	sawyerm@sullcrom.com; boehmkel@sullcrom.com

(b)            if to Parent to:

Office Properties Income Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, Massachusetts 02458

Attention:	Matthew Brown, Chief Financial Officer and Treasurer
E-mail:	mbrown@rmrgroup.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Robin Panovka and Mark A. Stagliano
E-mail:	RPanovka@wlrk.com; MAStagliano@wlrk.com

Section 10.3            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Merger or the other transactions contemplated hereby is not affected in any manner materially adverse to any Party, and (d) such terms or other provisions shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger or the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.4            Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic delivery or otherwise) to the other Party. Signatures to this Agreement executed or transmitted by electronic means will have the same effect as physical delivery of a paper document bearing an original signature.

Section 10.5            Entire Agreement; Third Party Beneficiaries.

(a)            This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, the exhibits hereto and the documents and instruments referred to herein) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

(b)            This Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for Section 7.5 (which, from and after the Effective Time shall be for the benefit of the Covered Persons). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of Parent or Knowledge of the Company, as applicable. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6            Amendment and Modification. Subject to compliance with applicable Law, this Agreement may be amended, modified or supplemented in any respect by mutual written agreement of the Parties at any time before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval and prior to the Effective Time; provided, however, that after the Company Shareholder Approval or the Parent Shareholder Approval has been obtained, there shall not be any amendment, modification or supplement of this Agreement, which by applicable Law or in accordance with the rules of Nasdaq requires the further approval of the holders of the Company Common Shares or the holders of the Parent Common Shares, as applicable, without such further approval of such shareholders.

Section 10.7            Extension and Waiver. At any time prior to the Effective Time, subject to applicable Law, any Party may (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 10.8            Governing Law; Jurisdiction.

(a)            This Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to any choice or conflict of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

(b)            All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such action or proceeding except in such courts, (iii) agrees that any claim in respect of any such action or proceeding may be heard and determined in any Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.9           Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER AGREEMENTS DELIVERED IN CONNECTION HEREWITH, THE MERGER OR THE OTHER TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Party and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.11         Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the Parties hereby waives (a) any defense in an Action for specific performance that a remedy at Law would be adequate, and (b) any requirement under any Law to post a security as prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the Merger and the other transactions contemplated hereby, and without that right, neither the Company, on the one hand, nor Parent, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.11 and the payment of damages, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Merger occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

Section 10.12         Non-liability of Trustees of the Company and Parent. The Company Charter and the Parent Charter, each as filed with the Maryland SDAT, provide that no trustee, officer, shareholder, employee or agent of the Company or Parent, respectively, shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, the Company or Parent, respectively. All Persons dealing with the Company or Parent in any way shall look only to the assets of the Company or Parent, respectively, for the payment of any sum or the performance of any obligation.

Section 10.13         Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any commitment letter or definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 10.13), except for any breach of confidentiality obligations, and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.13 and that this Section 10.13 may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 10.13 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Party’s obligations to Parent under any commitment letter or definitive documentation related to the Financing or the rights of the Company and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 10.14         Special Committee Approval. No provision of this Agreement may be amended, modified, supplemented or waived by Parent or the Company without first obtaining the approval of the Parent Special Committee or the Company Special Committee, as applicable. Notwithstanding anything herein to the contrary, (a) any termination by (i) Parent pursuant to Article 8 may only be made with the approval of the Parent Special Committee or the Parent Board (on the recommendation of the Parent Special Committee) on behalf of Parent or (ii) the Company pursuant to Article 8 may only be made with the approval of the Company Special Committee or the Company Board (on the recommendation of the Company Special Committee) on behalf of the Company and (b) any consent by (i) Parent pursuant to Section 6.1 may only be made with the approval of the Parent Special Committee or the Parent Board (on the recommendation of the Parent Special Committee) on behalf of Parent on behalf of Parent or (ii) the Company pursuant to Section 6.2 may only be made with the approval of the Company Special Committee or the Company Board (on the recommendation of the Company Special Committee) on behalf of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

OFFICE PROPERTIES INCOME TRUST

By:	/s/ Matthew C. Brown
	Name:	Matthew C. Brown
	Title:	Chief Financial Officer and Treasurer

DIVERSIFIED HEALTHCARE TRUST

By:	/s/ Jennifer F. Francis
	Name:	Jennifer F. Francis
	Title:	President and Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]